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08001864

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Follow-Up Materials

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APR 2 1 2008
THOMSON FINANCIAL

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FILE NO. 82- 03200

FISCAL YEAR 12-31-07

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sirit
vision beyond sight™

ANNUAL 20 REPORT 07

ANNUAL GROWTH


Revenue ($US 000's)
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
2007
2006
2005
Q1
Q2
Q3
Q4

Sirit is a leading supplier of RFID technology and solutions. Sirit's cutting-edge technology is bringing RFID solutions to OEM partners, solution providers and end users.

Harnessing the power of Sirit's RFID-enabling technology, customers are able to bring high quality RFID solutions to the market more rapidly and with reduced engineering costs.

Sirit's products are built on more than 14 years of RFID domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant to global standards.

Sirit designs, manufactures and sells innovative products for the Supply Chain & Logistics, Cashless Payment, Access Control, Automatic Vehicle Identification, Inventory Control & Management, Asset Tracking and Product Authentication markets.

CONTENTS 2007

President's Message



Dear Fellow Shareholders,

As I take a moment to share with you my thoughts on the past year as well as where we are heading, I cannot help but feel great anticipation and enthusiasm for our future.

Last year I highlighted three factors of particular focus for Sirit: Continued Growth, Customer Focus and Operating Improvements. I am very satisfied with how the Sirit team managed to execute in achieving these objectives.

For the second consecutive year, Sirit attained double digit growth and a record revenue level of $24.5 million. The Company announced significant partnerships with major customers like METRO Group, Transportation Corridor Agencies and BenQ Corporation. We were able to control expense levels as we experienced ongoing quarterly fluctuations in revenue levels. We achieved our primary goal of being cash flow neutral by the end of the year. These actions demonstrated that we executed on our strategy and accomplished what we set out to do.

Another area I am particularly proud of is that Sirit established a worldwide leadership position for our 'best of breed' UHF, fixed position reader: the INfinity 510. We received top placement in customer and independent performance testing of the INfinity 510 compared to our primary competitors. We continue to see increasing demand for this leading technology. We are utilizing the flexible architecture to add customized features, to expand our product line based on the success of the platform and to address many innovative applications.

We make RFID work. This simple concept has lead to our current success and will continue to be the basis for our future success. This has been demonstrated by our products being tested and accepted in wide ranging RFID applications from retail to asset management to electronic tolling. We will continue to generate revenue growth by ensuring successful RFID implementations and generating ROI for our customers. We will continue to leverage our highly skilled team to support new installations and ensure the continued success of ongoing projects.

As I now turn to 2008, we will continue our focus on the same three factors: Continued Growth, Customer Focus and Operating Improvements. The objective will be to position Sirit for long-term success and profitability. Through organically growing our base while at the same time investing to build both our capabilities and offerings, we will take advantage of new and exciting applications and opportunities. A good example of this strategy is our recently announced acquisition of RSI ID Technologies, Inc. which will allow us to offer more complete solutions to our customers in markets like Electronic Vehicle Registration (EVR).

During 2008, I expect to be telling you about new partnerships, making new product announcements and participating in more global projects. I believe these will be the catalysts to bring the Company to higher levels of growth, resultant profitability and increased overall value for our shareholders.

Sirit is continuing to deliver and will continue to grow. On behalf of the entire Sirit team, I appreciate your enthusiasm for the Company and would like to thank you for your continued confidence and support.

Norbert Dawalibi
President and Chief Executive Officer, Sirit Inc.

The following MD&A has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of February 22, 2008 at which time 145,703,308 shares were outstanding, should be read in conjunction with the audited consolidated financial statements including the notes thereto, included in this annual report. Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. All amounts presented in this MD&A are in thousands of Canadian dollars unless otherwise specifically noted. Financial data has been prepared in accordance with Canadian generally accepted accounting principles.

CORE OPERATIONS

Sirit Inc. ("Sirit" or the "Company") is a Radio Frequency Identification ("RFID") company that has been designing, developing, manufacturing and selling RFID hardware and solutions for over 14 years. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia. More information on the Company, including the Company's Annual Information Form can be found on SEDAR at www.sedar.com.

Sirit's operations are dedicated to RFID technology and the practical applications of this technology. The first of the Company's RFID sales efforts is targeted towards **Automatic Vehicle Identification ("AVI")** applications. Sirit provides technology for use in vehicle tracking, tolling, access control as well as parking and fleet management solutions. AVI is considered one of the most accepted, as well as most widely implemented, uses of RFID technology in the world today. Electronic toll collection systems were introduced as early as 1986 and gained widespread acceptance as new toll roads were built and existing toll roads added electronic payment capabilities.

Additional markets and sales efforts utilizing RFID technology are combined within Sirit's **Radio Frequency Solutions ("RFS")** applications. Some of these areas include asset tracking, cashless payments, supply chain, inventory control and near field communications. Sirit manages its sales, development and strategic efforts along these two primary application areas, all within the RFID Business Segment. The following presents a further description of Sirit's AVI and RFS activities.

The composition of Sirit's AVI sales has not changed significantly in 2007. Revenue is comprised primarily of hardware sales including specialized, battery assisted tags or transponders, readers and peripherals. Sales may also include separately negotiated software development, integration and support services. Sirit considers itself to be one of the top three suppliers of electronic toll collection hardware in North America with sales primarily made into the western United States and Canada. Toll product sales are based upon open standard protocols permitting competitors to bid on new or renewal contracts from primarily government agencies. The Company continues to win in these competitive bidding processes for contracts with toll agencies utilizing these open standards. These contracts generally range between one and five years in length and provide reasonably predictable recurring annual revenue streams. During 2006 and 2007, Sirit was successful in all of its toll transponder contract bids. Sirit also designs, develops and integrates lane level electronic tolling systems based on its unique system architecture and support platform.

AVI activities will continue to be a major focus for Sirit in 2008 and beyond. Vehicle tracking, vehicle identification and tolling applications have garnered increasing interest from government agencies outside North America. With Sirit's expertise in these areas, the Company sees significant opportunities for revenue growth by supporting these projects worldwide. Environmental concerns, government revenue generation as well as vehicle congestion issues can all be addressed with Sirit's RFID technology. Sirit has proven expertise in this area and will be participating in future projects to support these initiatives.

Included within AVI activities, Sirit supplies a complete solution for vehicle Parking and Access Control Systems ("PACS") applications through its 'IDentity Series' product line. These solutions, which include the provision of readers, tags/transponders, antennae and supporting infrastructure as well as extended services encompassing software development and integration, facilitate tracking vehicle location, movement, identification and access into and out of a contained site. Sirit's PACS revenue consists of small to medium size installations with potential for recurring transponder sales and upgrades generated through a well established reseller and distributor network.

In April 2007, the Company secured an order totaling US$2.0 million from the Orange County Transportation Authority in Southern California. The contract calls for Sirit to deliver its Ultra High Frequency ("UHF") RFID transponder technology over the next 4 years. Deliveries under this contract commenced in Q3 2007.

In April 2007, Sirit introduced a European version of its market leading IDentity MaX UHF RFID reader for use in vehicle parking and access control deployments. The reader operates at the 865-868 MHz band for automatic vehicle identification performance in single-lane read applications.

In May 2007, the Company announced that it had been awarded, through a competitive bid process, an order valued up to US$4.8 million from the Bay Area Toll Authority ("BATA") in California. Commencing in July 2007, the contract called for Sirit to deliver its RFID Title 21-based toll transponders with an option for an additional US$1.6 million once the initial contract has been satisfied.

In June 2007, Sirit was awarded a contract worth approximately US$10.6 million over three years from the Transportation Corridor Agencies in Southern California. Sirit will supply its RFID Title 21-based toll transponders with shipments under this renewal contract which began in July 2007.

In October 2007, Sirit introduced its latest AVI reader solution, the IDentity 5100, which builds on the Company's AVI expertise and advanced architecture to deliver an RFID reader solution for use in a variety of traditional and new AVI applications including Electronic Vehicle Registration ("EVR") and Electronic Vehicle Identification ("EVI") deployments.

Sirit's AVI applications generated approximately $18.7 million or 76% of 2007 revenue compared to $16.8 million or 77% of 2006 revenue, a 11% annual growth rate.

Sirit's **RFS** sales encompass the design, manufacture and sale of Low Frequency ("LF"), High Frequency ("HF") and UHF RFID 'INfinity Series' readers and reader modules. These products are embedded into original equipment manufacturer ("OEM") customer's products such as handheld devices, portable and fixed data collection terminals, mobile devices including telephones, PDAs and computers, printers, forklifts, and fixed position devices. Sirit's RFID technology enables a wide range of applications including contactless payments, asset tracking, supply chain management and product authentication. Sirit readers are embedded in closed loop (single entity, controlled system) and open loop (information sharing across multiple organizations) infrastructures. As customers begin to roll-out their products, Sirit's embedded technology is automatically included in the sales process.

In January 2007, Sirit was appointed NXP Software's first global reseller and integration partner for Java-based Near Field Communication ("NFC") middleware. In connection with this, the Company also announced the availability of the Sirit Mobile NFC Platform ("Sirit MNP") middleware solution and related technology engineering services for mobile phone OEMs.

In February 2007, Kyocera Technology Research Corp. ("KTRC") selected Sirit to supply its MNP NFC software and related technology engineering services. KTRC will make the NFC technology available for new wireless handsets from Kyocera Wireless Corp., a leading global supplier of code-division multiple access (CDMA) wireless devices and accessories.

In March 2007, Component Distributors, Inc. ("CDI"), a high-tech electronics distributor based in Denver, Colorado, signed an extended distributor agreement with Sirit to carry its full line of INfinity RFID reader modules throughout the United States, Canada and Mexico. CDI officially launched their support of Sirit's INfinity product line with an eWave campaign.

In June 2007, Sirit secured a NFC contract with BenQ Corporation ("BenQ"), one of the world's largest consumer electronics OEMs. Sirit will serve as BenQ's supplier of embedded NFC software and technology engineering services for BenQ's forthcoming NFC mobile smartphones and handsets.

In June 2007, METRO Group, the world's fourth largest retailer, selected Sirit's INfinity 510 UHF reader for its 2007 rollout program at 99 Real hypermarket locations throughout Germany. This rollout program installed one INfinity 510 reader at each of the 99 locations to track incoming products using Gen 2 tag technology.

In August 2007, Sirit hosted its first interactive Webinar with ODIN technologies ("ODIN") and reviewed the ODIN European RFID Reader Benchmark ™, the first vendor neutral evaluation of European RFID readers available on the market. In the test, Sirit's INfinity 510 worldwide Gen 2 certified reader took top rankings over six other leading competitive European Telecommunication Standards Institute compliant readers including adjacent dock door portal testing to existing and proposed regulations.

In November 2007, Sirit partnered with Japan Information System Co. Ltd. ("JIS") to sell a customized version of Sirit's INfinity 510 RFID reader in Japan. JIS intends to make this product their flagship UHF reader and expects it will be available to customers in early 2008. Their version of the INfinity 510 will be installed into a number of applications including supply chain, logistics, healthcare, asset tracking, manufacturing, airline baggage, parking access and factory automation.

Sirit's RFS sales efforts contributed approximately $5.8 million or 24% of 2007 revenue compared to $4.9 million or 23% of 2006 revenue. This represents an 18% annual growth rate.

Sirit maintains offices in three primary locations:

Toronto, Ontario, where the Company's head office administration, finance, human resources, sales and investor relations functions are located and 10 staff members reside;

Carrollton, Texas, where the primary design, development, assembly, distribution and sales activities are concentrated comprised of 28 staff; and,

Morrisville, North Carolina, where a specialized design and development team of 11 staff resides.

The second reporting Business Segment is represented by **Portfolio Investments.** These investments are historical, minority interest investments inherited from the Company's previous operations, as iTech Capital Corp., where the operational focus was as an investment company.

On January 10, 2007, the Company sold its non-core investment in Applied Data Systems, Inc. for total proceeds of US$1,823 (CDN$2,140), resulting in a gain on the sale of $1,401. Of the total proceeds, $130 is being held in escrow and has been included in accounts receivable as the escrow balance is expected to be received in the first quarter of 2008.

On December 14, 2007, the Company sold its final non-core investment in Horizon Wimba, Inc. for total proceeds of US$368 (CDN$373), resulting in a gain on the sale of $263.

VISION AND STRATEGY

In fiscal 2007, Sirit's strategy was to demonstrate it could effectively execute at a level which allowed for growth across all application areas while simultaneously maintaining key assets to ensure long-term sustainability. This was managed very effectively throughout the year. The Company successfully built new partnerships as well as executed on maintaining key customers while exploring new avenues for future growth. The Company achieved a record revenue level for fiscal 2007, reached its highest quarterly revenue of almost $7.0 million in the second quarter of 2007, announced significant contracts and partnerships with customers throughout the year including METRO Group, Transportation Corridor Agencies and BenQ Corporation and accomplished its key objective to be cash flow neutral in the fourth quarter of 2007.

The Company's vision is to be a profitable, high-growth business recognized as a leader in providing RFID solutions that drive the world's RFID applications. Sirit's plans for 2008 will bring the Company closer to realizing this vision. We intend to more aggressively pursue key markets that are taking shape where Sirit can provide near term return on investment for our customers to support their long-term needs. With this in mind, it will be important for the Company to invest in its future in order to capitalize on opportunities in a timely manner. Execution will involve maintaining key relationships and developing new partnerships, investing in development efforts that will improve gross margins as well as introduce new products and participating in emerging countries implementation of RFID all with a goal to be profitable starting early in 2009.

Sirit's AVI efforts will continue to support and build upon relationships with our customers in the western US and Canada as well as seek opportunities to expand our product offerings in other regions in North America. We see a large emerging opportunity to apply Sirit's AVI technology to EVR applications as well as Congestion Pricing initiatives. We believe significant strides are being made towards large EVR project implementations to commence in the next 12 to 18 months. Management continues to foresee substantial opportunities to supply transponders, readers and complete system solutions. Funded development efforts with the US Federal Highway Administration under its Dedicated Short Range Communications ("DSRC") project continue as a longer-term growth opportunity. The Company is excited about the growth potential in AVI and will more aggressively pursue new opportunities to ensure our efforts coincide with upcoming decision cycles.

Sirit's strategy for its RFS applications is to continue to participate in expanding roll-outs and production pilots, introduce new products, increase penetration in geographies such as Asia and Europe and accelerate the integration of RFID technology at current and new OEM partners. We are seeing increasing use of our 'best of breed' INfinity 510 UHF fixed position reader and will continue to strongly promote the attributes and benefits of using this reader. Sirit will target its sales into areas where our products provide the most compelling advantages, while offering the greatest expansion potential for RFID. These areas include supply chain, asset management, closed loop asset tracking and NFC as well as targeting unique or industry specific applications which include inventory control, factory automation, distribution/logistics and security. We will continue to invest in the NFC opportunity as this market continues to mature.

Product Development

Development activities in 2007 were directed towards both AVI and RFS applications. Effort was placed on enhancing performance and expanding compatibility to meet standards in various countries as well as improving the cost structure of the INfinity 510. We introduced the IDentity 5100 for use in AVI related applications late in 2007 and are seeing some key customers implement this technology in 2008. We are working on improving the cost structure and updating many of our RFS and PACS products. We will continue to develop our portfolio of products in 2008 either through internal development efforts or through acquisition.

The Company will continue to direct efforts to develop new, innovative and cost effective technology supporting both AVI and RFS opportunities as well as ensuring the current product offerings are kept up-to-date. In response to changing customer requirements or technological advancements, future product rationalization costs may result.

Strategic Industry Partnerships

Part of the Company's strategy involves pursuing strategic partnerships with world recognized, well established and reputable companies. This approach has historically been a major contributing factor in the continued success of the AVI vertical where Sirit's business has concentrated on a few large, key customers and partners. Sirit's partnership strategy and customer service focus resulted in the successful renewal of all of its toll transponder contracts during 2006 and 2007. Sirit will continue to establish itself as a key technology provider through similar strong partner relationships in 2008.

Sirit's RFS readers and reader modules are being embedded into larger solutions in both open loop and closed loop environments. The Company announced its INfinity 510 was being installed in METRO Group's 2007 rollout program at 99 Real hypermarket stores and is actively working with several partners that are also in early stage roll-out programs. In addition, private-label users of our INfinity 510 are taking follow-on orders supporting our OEM model strategy.

RFID Adoption Rate

Large scale growth of the Company depends upon the speed and adoption rate of RFID across all industries and applications. Progress towards large scale growth was again below expectations in 2007, especially in the supply chain market. We are seeing increases in the first phases of several roll-out programs with full scale adoption continuing at a slower pace than originally anticipated. In an effort to mitigate any uncertainty, Sirit is diversified across several market segments, in most RFID frequencies and protocols while overall operations are supported by the financial resources generated from the solid AVI vertical. Regardless of the speed of overall RFID industry implementation, in 2007 the Company demonstrated its ability to sustain operations for the long-term and will be a key player when larger orders become a reality.

Patent Portfolio

Part of the Company's ongoing commitment to product and solution innovation includes developing or purchasing patents and intellectual property. This has been accomplished through acquisitions in 2006 and new filings. The Company is dedicated to expanding is intellectual property portfolio either through acquisition or internal initiatives and currently has over 30 patents that have either been granted or are pending approval.

Management's Discussion & Analysis

RESULTS

Selected Annual Information

Years Ended December 31 $000s except per share amounts	2007	2006	2005
Revenue	$24,524	$21,715	$16,419
Net loss for the year	(3,518)	(8,959)	(8,698)
Basic and diluted loss per share	(0.02)	(0.07)	(0.09)
Total assets	20,669	24,282	18,426
Long-term finanical liabilities	Nil	Nil	Nil

Overall Performance

In 2007, the Company was able to realize its key strategic objectives, including:

- US dollar revenue growth of $3.7 million, or 20% over 2006. The reported Canadian dollar revenue growth is lower, however, since 96% of the Company's revenue is generated in US dollars, the US dollar growth is a more accurate indicator of the Company's performance.
- Decrease in operating expenses (excluding foreign exchange loss) of $3.9 million or 24% from 2006. This improvement is primarily the result of the operational integration undertaken in the second half of 2006, streamlining of development efforts and a greater focus on revenue generating engineering services.
- Cash used in operations decreased from $7.4 million in 2006 to $1.0 million in 2007. The Company's primary objective was to become cash flow neutral in the fourth quarter of 2007: this objective was achieved.

Revenue

Approximately 96% (2006 - 98%; 2005 - 97%) of the Company's revenue is generated in US Dollars. During 2007, the value of the US dollar compared to the Canadian dollar declined by approximately 15%. For comparison purposes, the following presents revenue in Canadian dollars compared to US dollars demonstrating the impact of the fluctuation in the exchange rates over the past three years:

Years Ended December 31	2007	2006	2005
Revenue, Canadian Dollars	$24,524	$21,715	$16,419
Growth rate	13%	32%	
Revenue, US Dollars	$22,863	$19,132	$13,554
Growth rate	20%	41%	

As can be seen above, although the Company continues to display double digit growth in revenue reported in Canadian dollars, the growth is even higher when displayed in US dollars.

AVI

AVI revenue increased by $1.9 million (11%) from $16.8 million in 2006 to $18.7 million in 2007. AVI sales represent 76% of total sales in 2007 (2006 and 2005 - 77%). AVI is considered to be comprised of two primary markets, Toll related applications and PACS.

The majority of Sirit's Toll revenue is recurring in nature and comprised of the sale of battery assisted, UHF transponders. Toll revenue increased by $1.8 million (13%) from $14.0 million in 2006 to $15.8 million in 2007. The largest contributor to this increase was the revenue associated with the opening of the SR-125, a new toll road in California.

PACS revenue has remained relatively consistent at $2.9 million in 2007 and $2.8 million in 2006.

We expect 2008 to bring another year of increased revenue growth across all application areas. This growth however, will follow a different revenue trend when compared to prior years as we anticipate that the majority of our revenue will come in the second half of the year.

Within the AVI applications, the Company's largest customer, which last year contributed 30% of revenue in the first half of 2007, has been shifting a portion of its projected deliveries under its existing agreement with Sirit to the second half of 2008. This will result in AVI revenue being lower in the first half of 2008 when compared to the first half of 2007.

RFS

RFS revenue increased by $0.9 million or 18% from $4.9 million in 2006 to $5.8 million in 2007. RFS revenue represents 24% of total revenue in 2007 (2006 and 2005 - 23%). The growth in 2007 is primarily the result of increased sales of the INfinity 510 which started shipping in September 2006. This product has exceeded expectations of superior performance and interoperability compared to other readers in its class, as evidenced by the ODIN report discussed earlier.

RFS applications supported by Sirit include not only supply chain applications but also other areas such as asset tracking, factory process automation, shipping, logistics and security. Management continues to believe in and remain committed to the potential growth of both the supply chain as well as other market verticals. Recent experience has demonstrated increased interest in RFID through implementations and increased utilization of this technology outside the supply chain. To date, orders have been in small quantities. The Company will continue to experience quarterly fluctuations in RFS revenue due to the timing of specific deliveries and deployments by our customers.

Gross Profit

The Company manages margins by product line based on direct material costs. The additional overhead components of cost of sales are managed as a whole and are not directly attributable to each product or vertical. Therefore, total gross profit cannot specifically be broken down between the two major revenue generating areas but is managed by the Company on a total gross profit basis.

The total gross profit for fiscal 2007 was 35.0% compared to 32.7% in

2006. In 2006, margin was negatively impacted by product rationalization efforts in the fourth quarter. Ignoring the impact of the inventory write-off required as a result of this rationalization ($0.4 million), gross profit in 2006 would have been 34.6%. The remaining increase in gross profit in 2007 is a result of measures taken to reduce costs of its highest selling products. These efforts will continue into 2008 and should continue to improve margins in future years.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses ("SG&A") are managed at a total or Company-wide basis. Significant estimations would be necessary to derive a split of SG&A expenses supporting each of the AVI and RFS areas. These estimations would not yield meaningful results due to the overlap of staff responsibilities, fluctuating time and efforts dedicated to each area, as well as estimations regarding resource utilization.

At the end of 2006, the Company undertook efforts to focus on fully integrating the two companies acquired during the year. This resulted in a $0.8 million, or 9% decrease in SG&A expense from $9.1 million in 2006 to $8.3 million in 2007 (2005 - $7.7 million). The largest component of SG&A is salaries and benefits which has decreased to $4.7 million in 2007 (2006 - $5.0 million; 2005 - $4.0 million). The integration discussed above effectively eliminated all additional SG&A positions from the two acquisitions.

Sales and marketing expenditures included in SG&A expense totaled $1.0 million in 2007, a $0.2 million decrease from 2006 expense of $1.2 million (2005 - $0.9 million). The decrease in 2007 is the result of reduced headcount in late 2006.

The remaining $2.6 million (2006 - $2.9 million; 2005 - $2.8 million) includes items such as rent, communications, public company costs, office expenses, directors fees, insurance and professional fees. The slight decrease in these costs is due primarily to the elimination of two locations in 2007 which reduced rent and related overhead costs.

Stock-Based Compensation

Non-cash stock-based compensation costs associated with the issuance of stock options totaled $0.6 million in 2007 (2006 - $0.8 million; 2005 - $1.0 million). These costs are calculated and reported in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and other Stock Based Payments". For more details on stock compensation please refer to the notes to the financial statements included in this annual report.

Development Expenses

The integration efforts in 2006 had the biggest impact on development expenses as engineering headcount was reduced as part the rationalization efforts resulting from the two acquisitions earlier in the year. In addition, 4 engineering positions were reclassified into SG&A as this more clearly represented daily activities. These actions explain the overall lower development expenses in 2007 when compared to both 2006 and 2005. Total development expenses decreased from $5.5 million in 2006 to $2.6 million in 2007 (2005 - $3.2 million). In addition to the changes in development salaries, the Company also reduced associated expenses by streamlining development efforts to focus on enhancements to current products as well as improvements to the cost structure of current products.

Amortization

Amortization expense remained consistent at $0.9 million in both 2007 and 2006 (2005 - $0.6 million).

Foreign exchange loss

During 2007, the US dollar has decreased in value relative to the Canadian dollar by approximately 15%. As the Company's net current assets are predominantly maintained in US dollars, currency devaluation generates a foreign exchange loss when the US dollar denominated assets are converted to Canadian dollars for financial reporting purposes.

Day-to-day activities and transactions are conducted primarily in US dollars and are not converted into Canadian dollars; therefore, reported exchange losses have minimal impact from an operations perspective.

Other Income

In 2007, other income includes a gain on sale of long-term investments of $1.7 million. This relates to the sale of the two remaining non-core portfolio investments (Applied Data Systems, Inc. and Horizon Wimba, Inc.) discussed earlier. The remaining balance relates to $0.4 million of interest income (2006 - $0.3 million; 2005 - $0.1 million).

RESOURCES

Cash Flows, Liquidity and Capital Resources

The following discusses cash flows, liquidity and capital resources during 2007 and as at December 31, 2007 with comparisons to prior year.

Cash and cash equivalents decreased from $9.4 million at December 31, 2006 to $8.9 million at December 31, 2007. As the Company's cash and cash equivalents are primarily denominated in US dollars, the balance has been negatively impacted by the 15% decrease in US dollar to Canadian dollar exchange rate experienced in 2007. The exchange rate impact on cash and cash equivalents in 2007 was a loss of $1.7 million (nominal impact in 2006). As the Company transacts almost exclusively in US dollars, the reported loss on cash and cash equivalents related to foreign exchange is not a realized loss (i.e. funds will not need to be converted to Canadian dollars).

Operating Activities

The Company significantly reduced cash used in operations in 2007 with $1.0 million used in 2007 versus $7.4 million used in 2006, an improvement of $6.4 million. This is primarily the result of efforts to control costs in 2007 to match revenue levels, which supported a lower net loss for the year. In addition, the Company has made significant improvements in managing working capital balances, with $1.0 million of cash generated from working capital in 2007 (2006 - use of $0.2 million of cash).

The Company has improved its collection efforts in 2007 resulting in a decrease in accounts receivable balance from $4.0 million at December 31, 2006 to $3.0 million at December 31, 2007. The average age of receivables for 2007 is 47 days compared to 54 days for 2006.

Inventory has decreased from $3.0 million at December 31, 2006 to $2.5 million at December 31, 2007 due primarily to timing of purchases and sales of inventory.

Prepaids and deposits decreased to $0.2 million at December 31, 2007 (December 31, 2006 - $0.3 million). Prepaids and deposits fluctuate based on timing of required payments for various items such as rent, insurance and purchases from new vendors.

Accounts payable and accrued liabilities decreased by $0.8 million from $5.0 million at December 31, 2006 to $4.2 million at December 31, 2007. This decrease is primarily the result of compensation related accrued liabilities. The Company closely monitors its trade payables position with an average ageing of trade payables of 53 days for both 2006 and 2007.

Warranty obligations consist of an amount set-aside to cover potential warranty costs under the Company's industry standard warranty obligations. Deferred revenue relates to specific customer payments received in advance of products or services being completed as well as limited extended warranties.

Investing Activities

The Company generated $2.1 million from investing activities in 2007 as a result of $2.4 million cash proceeds received from the sale of the remaining non-core, long-term investments, Applied Data Systems, Inc. and Horizon Wimba, Inc. In 2006, the Company utilized approximately $0.9 million in investing activities. The principal contributors to this usage of cash in 2006 were $2.7 million spent on the acquisition of two entities: TradeWind Technologies LLC for just over $0.8 million and SAMSys Technologies Inc. for just over $1.8 million. This was offset partially by $2.1 million of cash proceeds from the sale of the Company's first non-core, long-term investment, Medsite, Inc. The balance of $0.3 million in both 2007 and 2006 relates to investment in equipment which to support operating activities.

Financing Activities

The necessity for financing activities to support operations in 2007 has been minimal. In 2006, the Company generated cash of $11.6 million from financing activities.. In the second quarter of 2006, the Company generated gross proceeds of $12.6 million from a public offering of 48,500,000 shares at a price of $0.26. Expenses related to this offering totaled $1.1 million for net proceeds of $11.5 million.

Commitments

Off-balance sheet obligations are comprised of premises rental costs associated with the Company's three primary operating locations. These rental costs are expected to be incurred as follows:

	Payments due by Period				
Contractual Obligations	Total	Up to 1 year	2 to 3 years	4 to 5 years	After 5 years
Premises Leases	$ 1,014	$ 358	$ 498	$ 152	$ 6

Sirit is subject to a security agreement with one of its suppliers whereby certain receivables and inventories are pledged as security equivalent to the total amount owing to this supplier. As at December 31, 2007, $0.2 million (2006 - $0.2 million) is pledged as security under this agreement.

The Company had no other commitments as at December 31, 2007 and 2006. The Company had no additional off-balance sheet financing arrangements as at December 31, 2007 and 2006 and has not entered into any financial instruments.

In 2007, no consulting or professional fees were paid to its directors (2006 - paid $5 to one director for legal services).

SUMMARY OF QUARTERLY RESULTS

Quarterly Period Ended $000s except per share amounts	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006	June 30 2006	Mar 31 2006
Revenue	$ 5,426	$ 5,635	$ 6,964	$ 6,499	$ 5,709	$ 5,086	$ 5,536	$ 5,384
Cost of sales	3,631	3,610	4,465	4,236	4,144	3,399	3,685	3,396
Gross profit	1,795	2,025	2,499	2,263	1,565	1,687	1,851	1,988
Expenses	2,983	3,869	3,980	3,297	3,770	4,382	5,178	3,017
Operating loss	(1,188)	(1,844)	(1,481)	(1,034)	(2,205)	(2,695)	(3,327)	(1,029)
Other income	353	90	89	1,497	131	81	49	36
Net (loss)/income for the period	$ (835)	$ (1,754)	$ (1,392)	$ 463	$ (2,074)	$ (2,614)	$ (3,278)	$ (993)
Basic and diluted loss per share	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.01)

Fourth Quarter 2007

Revenue

Reported revenue in Canadian dollars decreased in the fourth quarter of 2007 when compared to the fourth quarter of 2006, however this is due primarily to the decline in the US dollar to Canadian dollar exchange rate. In US dollars, revenue has increased by approximately $0.6 million from $5.0 million in the fourth quarter of 2006 to $5.6 million in the fourth quarter of 2007. The following revenue discussion is noted in US dollars.

AVI revenue increased by approximately US$0.5 million from US$3.8 million in the fourth quarter of 2006 to US$4.3 million in the fourth quarter of 2007. This increase is the result of an increase in toll revenue from US$3.0 million in the fourth quarter of 2006 to US$3.4 million in the fourth quarter of 2007, largely a result of revenue from SR-125, the new toll road in California. PACS revenue has remained relatively consistent at US$0.9 million in the fourth quarter of 2007 and US$0.8 million in the fourth quarter of 2006.

RFS revenue increased from US$1.2 million in the fourth quarter of 2006 to US$1.3 million in the fourth quarter of 2007. The increase is due primarily to increased sales of the INfinity 510.

Gross Profit

Gross profit in both the fourth quarter of 2007 and 2006 are negatively impacted by an adjustment for product rationalization efforts. Fourth quarter of 2007 results include a $0.1 million adjustment while the fourth quarter of 2006 includes a $0.4 million adjustment. Excluding these adjustments, gross profit would have been consistent at 34.7% for both the fourth quarter of 2007 and 2006.

Selling, General and Administrative Expenses

SG&A expenses remained relatively consistent at $1.8 million for the fourth quarter of 2007 and $1.9 million for the fourth quarter of 2006.

Stock-Based Compensation

Stock-based compensation of $0.2 million was consistent with the prior year fourth quarter.

Development Expenses

Development expenses decreased from $1.5 million in the fourth quarter of 2006 to $0.8 million in the fourth quarter of 2007. The decrease is due primarily to reduced headcount as the integration of the two acquisitions earlier in the year were completed during the fourth quarter of 2006 as well as the reclassification of 4 employees into SG&A to better reflect daily responsibilities. The Company has been able to streamline development efforts to focus on both improvements and variants of current product offering as well as improvements to the cost structure of products.

Foreign Exchange Loss/(Gain)

The US dollar decreased in value relative to the Canadian dollar by approximately 2% during the fourth quarter of 2007. As such, the Company reported an unrealized foreign exchange loss for its net assets which are predominantly denominated in US dollars of approximately $0.1 million. In the fourth quarter of 2006, the exchange rate increased slightly and resulted in a foreign exchange gain of $0.1 million.

Other Income/(Loss)

Other income in the fourth quarter of 2007 consists of a $0.3 million gain on the sale of the Company's last long-term investment in Horizon Wimba, Inc. as well as $0.1 million of interest income.

Quarterly Results Summary

Revenue decreased in the third quarter of 2007 primarily due to seasonality experienced during the quarter. Excluding the impact of the foreign exchange loss of $0.6 million in the third quarter, total expenses increased by approximately $0.2 million due primarily to increased product development.

Revenue once again increased in the second quarter of 2007, as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in US dollar relative to Canadian dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Excluding the impact of foreign exchange, total expenses were $3.1 million.

Revenue increased in the first quarter of 2007 due to increased sales volume with the Company's largest toll customer. Total expenses decreased as the first quarter of 2007 was the first full quarter of savings related to the integration of the two acquisitions completed in 2006. Other income included a $1.4 million gain recognized on the sale of the Company's investment in Applied Data Systems, Inc.

Revenue in the fourth quarter of 2006 increased as a result of the continued rebound in toll revenue as well as the sale of new products in both PACS and RFS applications. Gross profit and net loss were negatively impacted by product rationalization efforts that resulted in a $0.4 million inventory write-down.

Third quarter 2006 revenue decreased when compared to the prior quarter due to timing of transponder shipments. Q3 2006 expenses were lower than the prior quarter as a result of severance costs incurred in the second quarter as well as resulting lower salary costs incurred during the third quarter.

Revenue in the second quarter of 2006 increased as toll transponder sales returned to historical levels. Net loss for the second quarter of 2006 was high as a result of incremental salaries, benefits, SG&A and development expenses related to the SAMSys Technologies Inc. and TradeWind Technologies LLP acquisitions which were completed during the quarter.

Revenue in the first quarter of 2006 was higher than the fourth quarter of 2005 due primarily to increased toll transponder sales. Net loss for the first quarter was consistent with the prior year as increased sales are offset by increased development expenditures as well as a slight decrease in gross margin.

OUTSTANDING SHARE DATA

As of February 22, 2008 the Company had 145,703,308 common shares outstanding.

As of February 22, 2008 the Company had 7,707,683 issued and assumed stock options outstanding and are exercisable for common shares of Sirit Inc. on a one-for-one basis.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

Revenue Recognition

Sale of finished product

Sirit sells finished products on similar terms to OEM customers, dealers, integrators and government agencies. Revenue is recognized when manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collection is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination and is accepted by the customer.

Each product carries a standard one-year warranty period. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who choose to purchase extended term warranties, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Sirit does not enter into consignment arrangements or bill and hold transactions in the normal course of operations.

Integration project revenue

From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for tolling applications. The terms of such projects range from 6 months to 24 months and generally are non-cancelable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis, based on the ratio of costs incurred to date to the projected total cost of the contract, on a monthly basis. When it is determined by the Company's project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied to the remainder of the contract period.

Service revenue

For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue evenly over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development revenue

From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

Amortization

Management establishes an amortization rate for each significant category of asset based on the lesser of the expected useful life of the asset and the expected timeframe the asset will contribute future benefit to the Company. Future benefit of each asset is assessed as generating revenue and efficient utilization in daily operations. Management reviews the expected useful lives of tangible and intangible assets at least annually. If the estimated productive life of an asset is evaluated to be shorter than the current recorded life, the asset amortization period is shortened thereby more quickly reducing asset value.

Inventory Obsolescence Reserve

Management reviews slow moving inventory items at least once per year and performs monthly cycle counts and full physical counts at the end of the fiscal year. Due to the nature of the AVI business, individual products have more than one application and a useful life of certain products can be greater than 2 years. As at December 31, 2007, the obsolescence reserve is approximately 21% of total inventory value (2006 - 15%).

Intangible Assets

Intangible assets relate to the purchase of the toll division assets and the 2006 acquisitions of TradeWind Technologies LLC and SAMSys Technologies Inc. The intangible assets are amortized over the anticipated expected life of 5 years. The Company assesses the sales volumes of each of the associated products on a monthly and annual basis, the margins earned by the products, the intended markets and customers who use the products, estimated sales for the next fiscal period, potential obsolescence of the products and intentions of the Company to continue to support the product. Based on an analysis of these issues, the Company determined that there is no impairment in the value of the intangible assets as at December 31, 2007 and 2006.

Goodwill

Goodwill arose upon the acquisition of Sirit Technologies Inc. by iTech Capital Corp. on November 1, 2002 and the purchase of TradeWind Technologies LLC by Sirit Inc. on April 3, 2006. In order to establish that there has been no impairment in the value of goodwill, management performs a valuation analysis on the Company on an annual basis in accordance with CICA Handbook Section 3062, "Goodwill and other Intangible Assets". Analysis includes assessment of operating income/loss, working capital levels, ability to obtain financing, ability to comply with terms of existing obligations, if any, review of contingencies, future plans for the Company, forecasts, competitive issues and industry reports. Based on an analysis of these issues, the Company has assessed that at December 31, 2007 and 2006 there was no impairment in the value of the goodwill.

Warranty Obligations

The Company maintains a warranty provision to cover any costs of repairs for product defects directly attributable to the initial product manufacturing process. Any costs of repair are netted directly against this provision as they are incurred. The Company assesses its warranty provision at least once per year and assesses reasonableness based on historical warranty costs.

Stock Compensation

In accordance with CICA Handbook Section 3870 "Stock-Based Compensation and other Stock Based Payments" the Company estimates the current fair value of options issued to key persons during the year based on a standard option pricing model. Inherent in this model are assumptions regarding interest rates, life of the options and volatility of the market price per share.

RISKS

Sirit's management team has the responsibility for the daily evaluation and management of risk factors affecting the Company. The following is management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information. This analysis contains forward looking statements that may differ materially from future actual results.

Ability to Achieve Commercialization on a Timely Basis

Sirit's success will depend, to a great extent, on its ability to achieve commercial sales of products incorporating its RFID technology on a timely basis. There can be no assurance that Sirit's technology and products based on such technology will achieve commercial acceptance on a timely basis or that, if market acceptance is achieved, Sirit will be able to maintain such acceptance for a significant period of time. Failure to obtain commercial sales, or to achieve commercial sales on a timely basis, would have an adverse impact on Sirit's financial condition and its ability to sustain its operations.

Ability to Achieve Commercial Acceptance

Sirit's targeted end-users will be required to make significant investments in their business processes and systems in order to achieve the intended benefits associated with RFID technology. There is no assurance that targeted end-users will be willing to make these investments and adopt RFID technology or, if they are, that they will choose Sirit's RFID products and services. Although development of Sirit's products has been largely completed, sales of Sirit's current products, which to date have been primarily for evaluation and pilot testing purposes have yielded inconsistent revenues and there is no assurance that Sirit's products will achieve commercial acceptance.

Management of Expanding Operations

If Sirit achieves significant commercial sales of its products, it will be required to expand its operations rapidly, which will place significant demands on Sirit's managerial, operational and financial personnel and systems. There can be no assurance that Sirit's systems, procedures, controls and existing facilities will be adequate to support expansion of Sirit's operations. Sirit's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting systems. If Sirit is unable to respond to and manage changing business conditions, the quality of Sirit's products and services, its ability to retain key personnel and its results of operations could be materially adversely affected.

Intellectual Property Rights

Sirit's success and competitiveness substantially depends on its internally-developed proprietary technologies which are protected through trade secrets, trademarks, copyrights and patents. Patent applications and trademark registrations may not be approved, or, if approved, may be challenged by third parties or invalidated. In addition, patents granted to Sirit may not provide a distinctive or enduring competitive advantage.

Sirit is also dependent on proprietary technologies licensed from third parties. There can be no assurance that these third party licenses will continue to be available to Sirit in the future or that they will not be successfully challenged by third parties.

From time to time, third parties may assert claims or initiate litigation against Sirit alleging that Sirit's products infringe upon their proprietary rights and Sirit may become increasingly subject to claims of infringement or misappropriation of the intellectual property rights of others. In addition, Sirit may in the future initiate claims or litigation against third parties for infringement of its proprietary rights. Litigation claims, with or without merit, could be time-consuming and costly, divert management's attention, cause product shipment delays, and require Sirit to develop non-infringing technology or enter into royalty or licensing agreements. Such agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on Sirit's business, financial condition and results of operations.

Sirit may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of its rights may be ineffective in such countries. Litigation to defend and enforce its intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Sirit's business, financial condition and results of operations, regardless of the final outcome of such litigation. Despite Sirit's efforts to safeguard and maintain its proprietary rights in Canada, the United States and abroad, there can be no assurance that it will be successful in doing so, or that the steps taken by Sirit in this regard will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from copying or otherwise obtaining and using its products or technology. Any of these events could have a material adverse effect on Sirit's business, financial condition and results of operations.

Complexity of Products

Many of Sirit's new products and products under development are highly complex and innovative. As a result, they may contain defects or errors that are detected only after installation into its customers' systems which could have a negative impact on Sirit's future revenues and its ability to meet its projections.

Dependence on Resellers and Distributors

Sirit intends to achieve some of its sales through value-added resellers and distributors. Reliance upon third-party distribution sources subjects Sirit to risks of business failure by such value-added resellers and distributors, as well as credit, inventory and business concentration risks. In addition, if there is a shortfall in demand from third-party distribution sources, Sirit's operating results may be negatively affected.

Dependence on Customers

Sirit is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. In fiscal 2007, two customers accounted for approximately 25.7% and 14.7% of total consolidated revenues. If any significant customer discontinues its relationship with Sirit for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on Sirit's business, operating results and financial condition.

Integration of Acquisitions

Sirit continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to Sirit's current business. These activities create risks such as the need to integrate and manage the businesses and products acquired with the business and products of Sirit, additional demands on Sirit's management, resources, systems, procedures and controls, disruption of Sirit's ongoing business, and diversion of management's attention from other business concerns. Such acquisitions, investments or other business collaborations may involve significant commitments of financial and other resources of Sirit. Any such activity may not be successful in generating revenue, income or other returns to Sirit, and the financial or other resources committed to such activities will not be available to Sirit for other purposes. Sirit's inability to address these risks could negatively affect Sirit's operating results.

RFID Market Evolution

Future revenue generation and profitability will depend on the adoption rate of RFID both in the supply chain as well as in other verticals and the Company's ability to effectively respond to the changing demands of an emerging market. As with any emerging technology such as RFID, adoption rates have been slow on initial introductions of technological advancements. While EPC has recently released finalized protocols and standards primarily for open loop UHF supply chain management applications, this initial introductory phase has been met by the industry with hesitation as extensive testing and piloting continues to be the norm. Sirit has been able to effectively weather this slow transition period with its recurring AVI revenue stream providing cash to support operations. Renewed efforts to both grow the AVI vertical as well as expand into new closed loop and emerging verticals will position Sirit to take advantage of future high growth opportunities.

Profitability and Cash Flow Requirements

The Company does not expect it will achieve a profitable level of sales volumes for the year ended December 31, 2008. Revenue growth during 2008 is anticipated in both AVI and RFS applications with recurring large volume orders not expected until pilot projects are converted into full scale RFID implementations. Sirit believes that at current operating levels, it has sufficient cash and liquidity to support its ongoing requirements.

New Product Introduction / Technology Risk

Sirit's development process makes use of the optimal mix of strong internal engineering talent as well as external consultants and developers. The process of developing technology from concept stage through design to final production involves time to complete proper testing, redesigning, standards approvals and conversion to production. Unexpected testing results or performance irregularities are the norm in a development process and can result in new product offerings being deferred beyond projected timeframes. Management continually assesses market demands and attempts to mirror those demands with internal development initiatives. The risk of not developing and introducing reliable products on a timely basis into customer tests or pilots presents one of the greatest risks to Sirit. Sirit can mitigate this risk through its product development plan, continuous communications with customers and partners, assessment of market trends, and participation in standards development groups such as EPC and the DSRC development group.

Competitive Pricing

Recurring toll revenue is generated through successful bids in a competitive tender process. Sirit won all bids submitted for transponder contracts in 2006 and 2007. In order to procure these results and secure long-term contracts in a competitive environment, price concessions are required. While volumes of sales are expected to increase with increased number of drivers as well as increasing penetration within the existing driving population on toll highways, revenue growth and gross profit will be at risk due to lower sales price per tag. Sirit is mitigating some of this risk by constantly seeking ways to reduce product costs including purchasing parts in bulk and manufacturing products overseas.

Staff Retention

In an expanding market where innovation, new product development and customer support require specialized technical knowledge, there is an increased demand for skilled resources. The Company attempts to maintain market accepted remuneration levels and continuously seeks to complement strategic needs with a qualified workforce. Sirit faces the risk of not being able to meet increasing market expectations or face the loss of current employees to competitors, customers or suppliers. This risk of loss is managed through communication of corporate goals and strategy, individual contribution to achieve these goals as well as remuneration emphasizing longer-term commitment to the Company.

Strategic Partnerships

Sirit is focusing current sales and marketing efforts on establishing, formalizing and maintaining long-term strategic relationships. These relationships will enable Sirit to act in a timely manner in response to customers' changing requirements. The establishment of these relationships is one of the key inputs to generating revenue growth for the Company. Should these partnerships not materialize in a timely manner, this may negatively impact Sirit's ability to gain market share and achieve growth targets in the future. A key strategic focus is to continue to develop new relationships and nurture those already established.

Foreign Exchange Fluctuations

As Sirit continues to purchase and sell product in various currencies as well as and employ staff in various countries, Sirit will be subject to foreign exchange risk. While the majority of revenue and a large portion of operating expenses are incurred in US Dollars resulting in an almost natural hedge position, fluctuations between the Canadian and US Dollar will impact financial results which are reported in Canadian Dollars. Sirit does not enter into any foreign currency hedging or other similar contracts and has no plans to enter into these forms of financial instruments in the next year.

Disclosure Controls and Procedures

In accordance with Multilateral Instrument 52-109, the Chief Executive Officer and Chief Financial Officer have implemented and tested disclosure controls and procedures and have concluded that such disclosure controls and procedures provide management a reasonable level of assurance that all material information required to be disclosed by the Company on a continuous basis and in annual and interim filings is disclosed in a timely, accurate and reliable manner.

Internal Controls Over Financial Reporting

In accordance with Multilateral Instrument 52-109, the Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Based on Sirit's small size, the Company recognizes that there are internal control limitations with regards to segregation of duties and matters of taxation. The existence of these limitations is compensated for by senior management monitoring and in the case of complex transactions, by utilizing external experts to assist management in their analysis.

There have been no material changes to the Company's internal controls during the year that have had a material effect on the Company's internal controls over financial reporting.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sirit Inc. have been prepared by the Company's management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable. Financial information contained throughout this Annual Report is consistent with the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all of its members are non-management directors. It meets with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

The Company's auditor, Deloitte & Touche LLP, has examined these consolidated financial statements and their report follows.

Norbert Dawalibi
President
and Chief Executive Officer

Anastasia Chodarcewicz
Chief Financial Officer
and Corporate Secretary

February 22, 2008

Auditors' Report

To the Shareholders of Sirit Inc.

We have audited the consolidated balance sheets of Sirit Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte + Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

February 22, 2008

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)
As at December 31

	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 8,855	$ 9,397
Accounts receivable (note 5)	2,951	3,957
Inventory	2,450	2,997
Prepaids and deposits	233	348
	14,489	16,699
Long-term investments (note 6)	-	849
Property and equipment (note 7)	1,070	1,095
Intangible assets (note 8)	1,205	1,734
Goodwill (note 8)	3,905	3,905
	$ 20,669	$ 24,282
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,178	$ 4,954
Deferred revenue	306	293
Warranty obligations	134	136
	4,618	5,383
Long-term deferred revenue	569	507
Long-term warranty obligations	124	162
	5,311	6,052
Commitments and contingencies (note 14)		
Shareholders' Equity		
Share capital (note 9)	47,852	47,830
Contributed surplus (note 9)	2,699	2,075
Deficit	(35,193)	(31,675)
	15,358	18,230
	$ 20,669	$ 24,282

Approved by the Directors:

Norbert Dawalibi
President, Chief Executive Officer and Director

Howard E. Johnson
Director

See accompanying notes

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars except per share amounts)
Years ended December 31

	2007	2006
Revenue	$ 24,524	$ 21,715
Cost of sales	15,942	14,624
Gross profit	**8,582**	**7,091**
Expenses		
Selling, general and administrative	8,298	9,130
Stock-based compensation (note 11)	624	759
Development	2,625	5,517
Amortization	871	872
Foreign exchange loss	1,711	69
	14,129	16,347
Operating loss	**(5,547)**	**(9,256)**
Other income	-	78
Loss on disposal of assets	-	(34)
Gain on sale of long-term investments (note 6)	1,664	-
Interest income, net	365	253
Net loss and comprehensive loss for the year	**(3,518)**	**(8,959)**
Deficit, beginning of year	(31,675)	(22,716)
Deficit, end of year	**$ (35,193)**	**$ (31,675)**
Basic and diluted loss per share	**$ (0.02)**	**$ (0.07)**
Basic and diluted weighted average number of common shares ('000s)	**145,657**	**124,859**

See accompanying notes

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)
Years ended December 31

	2007	2006
Cash provided by/(used in):		
Operating Activities		
Net loss for the year	$ (3,518)	$ (8,959)
Items not involving cash and cash equivalents (note 13a)	1,495	1,665
Gain on sale of long-term investments	(1,664)	-
Foreign exchange loss	1,711	69
	(1,976)	(7,225)
Net change in non-cash working capital items (note 13b)	995	(207)
	(981)	(7,432)
Investing Activities		
Additions to property and equipment	(316)	(282)
Acquisitions, net of cash acquired	-	(2,667)
Proceeds on sale of long-term investments	2,384	2,063
	2,068	(886)
Financing Activities		
Public offering of common shares, net of associated expenses	-	11,506
Issuance of common shares upon exercise of stock options	22	109
	22	11,615
Exchange rate impact on cash and cash equivalents	(1,651)	21
Increase/(decrease) in cash and cash equivalents	(542)	3,318
Cash and cash equivalents, beginning of year	9,397	6,079
Cash and cash equivalents, end of year	**$ 8,855**	**$ 9,397**
Cash and cash equivalents consist of:		
Cash	$ 1,826	$ 1,277
Short-term commercial paper	7,029	8,120
	$ 8,855	**$ 9,397**

See accompanying notes

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

Sirit Inc. ("Sirit" or the "Company") designs, develops, manufactures and sells radio frequency identification ("RFID") solutions.

2. CHANGE IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive Income"; Section 3251, "Equity"; Section 3855, "Financial Instruments - Recognition and Measurement"; and Section 3865, "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income as a separate component of shareholders' equity. As required, these standards have been adopted retrospectively without restatement of the comparative figures.

Comprehensive Income

Comprehensive income is the change in Shareholders' equity, which results from transactions and other events and circumstances from non-shareholder sources. These transactions and events include unrealized gains and losses resulting from changes in fair value of investments classified as available-for-sale and from foreign currency translation of self-sustaining foreign subsidiaries and changes in gains and losses on derivative instruments designated as cash flow hedges. The Company does not currently have any other comprehensive income ("OCI") and accordingly no separate statement of OCI is presented in these financial statements.

Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity. The Company does not currently have accumulated OCI.

Financial Instruments - Recognition and Measurement

This section establishes standards for the recognition and measurement of financial instruments which are comprised of financial assets, financial liabilities and financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is a part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivatives must be accounted for as a separate financial instrument recorded in net income/(loss) except for derivatives that are designated as cash flow hedges for which the fair value change is recognized in OCI. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held-for-trading, held-to-maturity, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost. Fair-values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Held-for-trading

Held-for-trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held-for-trading as long as its fair value can be reliably measured. A derivative is classified as held-for-trading, unless designated as and considered an effective hedge. Held-for-trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value recorded directly into earnings. All of the Company's cash equivalents are designated as held-for-trading.

The fair values of cash equivalents approximate their carrying value due to their short-term nature.

Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into net income/(loss).

Loans and receivables

Receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are recorded in net income/(loss).

The fair value of accounts receivable approximate their carrying values due to the short-term nature of this instrument.

Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value are recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred to net income/(loss).

During 2007, the Company sold its two remaining long-term investments which were classified as available-for-sale. These investments were recorded at cost in the financial statements as they were both private companies which did not have quoted prices in an active market. The Company does not have any available-for-sale instruments as of December 31, 2007.

Transaction costs

Transaction costs relating to all financial instruments are expensed as incurred.

There was no impact on the financial statements as a result of the adoption of this standard.

(expressed in thousands of Canadian Dollars except per share info)

Hedges

Hedge accounting is optional and the Company may elect not to designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in the fair value of the hedging instrument is recorded directly into net income/(loss).

The Company currently does not have any hedging instruments.

Future accounting changes

Inventories

In June 2007, the CICA issued Section 3031, "Inventories", replacing Section 3030, "Inventories". The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. It provides more guidance on the measurement and disclosure requirements for inventories. For example, it requires that fixed and variable production overheads be systematically allocated to the carrying amount of inventory. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. The Company does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

Financial instruments

In December 2006, the CICA issued Section 3862, "Financial Instruments - Disclosures"; Section 3863, "Financial Instruments - Presentation"; and Section 1535, "Capital Disclosures". All three Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. Section 3862 on financial instruments disclosures requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. The Company does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Cash and cash equivalents

Cash and cash equivalents include investments which are held for the purpose of meeting short-term cash commitments and include marketable securities with original maturities of 120 days or less.

Inventory

Inventory is stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Market is based on estimated net realizable value.

Investments

Investments in companies which are not subject to control or significant influence by the Company are accounted for using the cost method whereby earnings from such investments are recognized only to the extent received or receivable. If there is a decline in value of the investment which is other than temporary, the investment is written down to its estimated net realizable value.

Property and equipment

Maintenance and repair costs are charged to operations as incurred. Amortization is provided at rates and on bases designed to amortize the cost of the assets over their estimated useful lives as follows:

Equipment	- 20% declining balance
Computer hardware & software	- 3 to 5 years straight-line
Furniture & fixtures	- 20% declining balance or over the lease term

Long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying value of the long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

Intangibles with finite useful lives

The Company's intangible assets represent technology related to the two acquisitions in 2006 (note 4) as well as to the Toll technology. These assets are considered to have finite useful lives and are being amortized on a straight-line basis over their estimated useful lives of five years. Management reviews the amortization methods and useful life estimates for these intangible assets annually.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill and intangible assets with indefinite lives are not amortized but are subject to fair value impairment tests on an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value. Any impairment loss measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of operations.

Revenue recognition

The Company is engaged in several types of revenue generating activities. The following summarizes these activities as well as when revenue is recognized. All revenue is generated from the RFID segment.

Sale of finished product

Sirit sells finished products on similar terms to OEM customers, dealers, integrators and government agencies. Revenue is recognized when manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collectibility is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company's premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination and is accepted by the customer.

Each product carries a standard one-year warranty. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who choose to purchase extended term warranties, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Sirit does not enter into consignment arrangements or bill and hold transactions in the normal course of operations.

Integration project revenue

From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for toll related applications. The terms of such projects can range from 6 months to 24 months and generally are non-cancelable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis, based on the ratio of costs incurred to date to the projected total cost of the contract, on a monthly basis. When it is determined by the Company's project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied to the remainder of the contract period.

Service revenue

For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue ratably over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development revenue

From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

The Company is not economically dependent on any one particular customer.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after January 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to earnings based on the vesting period with a corresponding charge to contributed surplus. When employees exercise their stock options, share capital is increased by the sum of the consideration paid by the employees together with the related portion previously added to contributed surplus when compensation costs were charged to earnings.

Research and development

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral and amortization.

Income taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates and laws anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criteria.

Foreign currency translation

All foreign operations are considered integrated as they are financially and operationally dependent on the parent. Accordingly, the temporal method of foreign currency

(expressed in thousands of Canadian Dollars except per share info)

translation is followed whereby monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average annual rates except for amortization, which is translated at historical rates. Gains and losses on translation are included in the statement of operations.

Income/(loss) per share

Basic and diluted income/(loss) per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Estimates are included in the following: allowance for doubtful accounts, inventory reserve, valuation of investments, purchase price allocation for acquisitions, warranty reserve, valuation of goodwill and long-lived assets and estimates used in the valuation of stock options.

Foreign exchange risk

The Company is exposed to foreign currency exchange risk in that a significant portion of the Company's revenues are denominated in US Dollars while expenses are denominated in US Dollars, Canadian Dollars, Euros and British Pounds. The Company does not use any financial instruments to mitigate this risk.

Interest rate risk

The Company is exposed to reductions in interest rates, which could adversely impact expected returns from the Company's investment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk

The Company is exposed to credit risk through investments in marketable securities and accounts receivable. The Company holds its investments with reputable financial institutions and in highly liquid financial instruments. Accounts receivable credit risk is mitigated by the Company's largest customers being government supported agencies.

4. ACQUISITIONS

(a) On April 3, 2006, the Company completed the acquisition of all of the outstanding shares of TradeWind Technologies LLC ("TradeWind"), a private Knoxville, Tennessee based RFID development company. The results of TradeWind's operations are included in the financial statements since that date. TradeWind specializes in the development of high frequency ("HF") products and brings to Sirit an immediate complementary suite of HF plug and play readers.

Sirit acquired TradeWind for aggregate consideration of $1,858 including US$600 (CDN$702) cash, 3,000,000 common shares valued at $1,020 and associated acquisition costs of $136. The value of the 3,000,000 common shares issued was $0.34 per share and was determined based on the average market price of Sirit's common shares over the five trading days prior to and the five trading days subsequent to the February 27, 2006 public announcement of the acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Intangible assets	$ 840
Goodwill	1,076
Total assets acquired	1,916
Current liabilities	(58)
Total liabilities assumed	(58)
Net assets acquired	**$ 1,858**

The intangible assets acquired consist of RFID reader-writer technology and software developed by TradeWind. The entire balance is being amortized on a straight-line basis over the estimated useful life of 5 years. The year ended December 31, 2007 results includes amortization expense for these intangible assets of $168 (2006 - $112).

(b) On April 13, 2006, the Company completed the acquisition of the assets and undertakings of SAMSys Technologies Inc. ("SAMSys") out of a court appointed receivership proceeding. The results of SAMSys' operations are included in the financial statements since that date. SAMSys was a publicly listed company on the TSX (symbol SMY) and provided RFID reader hardware solutions to customers in the automatic identification and data capture industry, specifically targeting supply chain management and asset management targets.

The aggregate purchase price was $4,335 including $4,000 in cash and $335 in associated acquisition costs.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets (including cash of $2,506)	$ 3,672
Property and equipment	380
Intangible assets	967
Total assets acquired	5,019
Current liabilities	(684)
Total liabilities assumed	(684)
Net assets acquired	**$ 4,335**

The intangible assets acquired consist of technology related to a new platform for UHF readers and RFID tag and module technologies. The entire balance is being amortized on a straight-line basis over the estimated useful life of 5 years. The year ended December 31, 2007 results includes amortization expense for these intangible assets of $193 (2006 - $129).

5. ACCOUNTS RECEIVABLE

	2007	2006
Trade	$ 2,749	$ 3,584
Other	202	373
	$ 2,951	**$ 3,957**

6. LONG-TERM INVESTMENTS

	2007	2006
Applied Data Systems, Inc.	$ -	$ 739
Horizon Wimba, Inc.	-	110
	$ -	**$ 849**

Applied Data Systems, Inc.

The Company owned 294,986 Series A 7% redeemable convertible participating preferred stock of Applied Data Systems, Inc., a private Maryland corporation. On January 10, 2007, the Company sold its non-core investment in Applied Data Systems, Inc. for total proceeds of US$1,823 (CDN$2,140), resulting in a gain on the sale of CDN$1,401. Of the total proceeds, CDN$130 is being held in escrow and has been included in accounts receivable as the escrow balance should be received within the next 12 months.

Horizon Wimba, Inc.

The Company owned 875,512 common shares of Horizon Wimba, Inc. On December 14, 2007, the Company sold its non-core investment in Horizon Wimba, Inc. for total proceeds of US$368 (CDN$373), resulting in a gain on the sale of CDN$263. The Company has no further ownership in Horizon Wimba, Inc.

7. PROPERTY AND EQUIPMENT

2007	Cost	Accumulated Amortization	Net
Equipment	$ 1,498	$ 746	$ 752
Computer hardware & software	957	728	229
Furniture & fixtures	400	311	89
	$ 2,855	**$ 1,785**	**$ 1,070**

2006	Cost	Accumulated Amortization	Net
Equipment	$ 1,340	$ 579	$ 761
Computer hardware & software	825	608	217
Furniture & fixtures	428	311	117
	$ 2,593	**$ 1,498**	**$ 1,095**

8. GOODWILL AND INTANGIBLE ASSETS

	Goodwill	Intangible Assets	Total
Net book value, December 31, 2005	$ 2,829	$ 370	$ 3,199
Additions	1,076	1,807	2,883
Amortization	-	(443)	(443)
Net book value, December 31, 2006	**3,905**	**1,734**	**5,639**
Amortization	-	(529)	(529)
Net book value, December 31, 2007	**$ 3,905**	**$ 1,205**	**$ 5,110**

(expressed in thousands of Canadian Dollars except per share info)

The 2006 addition to goodwill relates to the TradeWind acquisition (note 4). The 2006 additions to intangible assets consist of technology acquired from TradeWind and SAMSys (note 4). The Company is amortizing the intangible assets over their estimated useful lives of 5 years.

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

The Company is authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.

A summary of the changes in issued and outstanding common shares is as follows:

	Shares	Amount
Balance at December 31, 2005	93,273,786	$ 35,195
Issued on public offering	48,500,000	12,610
Issued on TradeWind acquisition (note 4)	3,000,000	1,020
Issued on exercise of stock options	762,495	109
Expenses related to stock issuances	-	(1,104)
Balance at December 31, 2006	**145,536,281**	**47,830**
Issued on exercise of stock options	167,027	22
Balance at December 31, 2007	**145,703,308**	**$ 47,852**

During the second quarter of 2006, the Company completed a public offering of 48,500,000 common shares at a price of $0.26 per common share, for total gross proceeds of $12,610. The Company incurred expenses totalling $1,104 related to this equity offering.

The following table reconciles the contributed surplus for the years ended December 31:

	Amount
Balance at December 31, 2005	$ 1,316
Stock-based compensation	759
Balance at December 31, 2006	**2,075**
Stock-based compensation	624
Balance at December 31, 2007	**$ 2,699**

10. STOCK OPTION PLANS

Stock Option Plan for Key Persons

The Company has a Stock Option Plan for Key Persons (the "Plan"). Key Persons include any individual being a director, officer or employee of the Company or any other person, individual or otherwise who provides services, who is, in the judgment of the Board of Directors, of special value to the Company.

On April 26, 2007, pursuant to the Annual General and Special Meeting of Sirit Inc., the shareholders approved certain amendments to the Stock Option Plan for Key Persons. One amendment increased the aggregate number of common shares available for issuance upon the exercise of options issued from 11,500,000 to 21,750,000, including the replenishment of 3,057,989 previously exercised options. In addition, the amendments extended the term of issued and issuable options that expire in a Company self-imposed blackout period for up to ten business days following the lifting of such blackout period.

Conditions governing the granting of options under the Plan include:

- the aggregate number of options the Company may grant under the Plan is 21,750,000 common shares;
- no options exceeding 5% of the shares then outstanding of the Company, on a non-diluted basis, may be granted to any one optionee or their associates;
- vesting and terms are at the discretion of the Board of Directors;
- the maximum option life is 10 years from grant date;
- The maximum number of Common Shares issued to insiders (and their associates and affiliates) within any one year period under the Plan, and all other security based compensation arrangements of the Company, shall not exceed 10% of the outstanding number of Common Shares from time to time;
- except for options granted to directors of the Company, each option issued shall terminate no later than 30 days after an optionee ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board; and
- for options granted to directors of the Company, the option shall terminate no later than one calendar year after an optionee director ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board.

As at December 31, 2007, the number of options available for issuance under the Plan is 14,072,317 options (2006 - 1,640,911 options).

Sirit Transaction Options

In connection with the acquisition of Sirit Technologies Inc. on November 1, 2002, the Toronto Stock Exchange approved the listing of an additional 1,682,084 common shares of the Company. The Company then issued stock options for an aggregate 1,570,777 common shares to certain current and former employees, directors, and consultants of Sirit Technologies Inc. generally on the terms and conditions of the Plan of the Company. As at December 31, 2007, 1,307 (2006 - 1,307) of these common shares not granted are available for new grants. With respect to the above 1,682,084 common shares, any cancelled or expired options may not be re-granted.

The following summarizes stock option activity for the years ended December 31:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Sirit Transaction Options Outside the Plan				
Balance, beginning of year	227,797	$ 0.14	240,292	$ 0.14
Exercised	(167,027)	0.13	(12,495)	0.13
Expired/terminated	(30,770)	0.13	-	-
Balance, end of year	30,000	0.22	227,797	0.14
Options Outstanding Inside the Plan				
Balance, beginning of year	6,801,100	0.55	7,599,233	0.68
Granted:				
Directors	340,000	0.29	480,000	0.28
Employees	1,735,334	0.29	2,605,000	0.23
Consultant	50,000	0.36	-	-
Exercised	-	-	(750,000)	0.14
Expired/terminated	(1,248,751)	0.49	(3,133,133)	0.69
Balance, end of year	7,677,683	0.49	6,801,100	0.55
Options Outstanding Outside and Inside the Plan				
Balance, end of year	**7,707,683**	**$ 0.48**	**7,028,897**	**$ 0.53**

The weighted average fair value for stock options granted during 2007 was $0.22 (2006 - $0.12).

The following summarizes the outstanding stock options and options exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Life in Years	Number of Options Outstanding	Weighted Average Exercise Price
$0.13 - $0.20	1,416,500	$ 0.20	3.9	478,831	$ 0.20
$0.21 - $0.50	3,710,283	$ 0.31	4.7	945,193	$ 0.37
$0.51 - $1.00	2,145,000	$ 0.80	2.1	1,645,000	$ 0.76
$1.00 - $1.43	435,900	$ 1.39	2.0	324,064	$ 1.37
Total Issued	**7,707,683**	**$ 0.48**	**3.7**	**3,393,088**	**$ 0.63**

11. STOCK-BASED COMPENSATION

In 2007, the Company granted stock options pursuant to the Stock Option Plan for Key Persons (the "Plan") to employees, directors and an external consultant totalling 2,125,334 (2006 - 3,085,000). All options in 2006 and 2007 were issued with an exercise price equal to market value at grant date and vesting over a three-year period.

The total fair value of the options granted in 2007 was determined to be $475 (2006 - $368). In 2007, $624 (2006 - $759) was included in contributed surplus and in the statement of operations. The fair value was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

		2007	2006
(a)	Risk-free interest rate	3.95% - 4.59%	3.94% - 4.47%
(b)	Expected life	3 - 7 years	3 years
(c)	Expected volatility	67% - 106%	68% - 77%
(d)	Expected dividends	Nil	Nil

(expressed in thousands of Canadian Dollars except per share info)

12. INCOME TAXES

The Company's activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and the operating results of each subsidiary.

The difference between the provision for income taxes and the amount computed by multiplying net income/(loss) from continuing operations before taxes by the statutory Canadian tax rate is reconciled as follows:

	2007	2006
Net loss	$ (3,518)	$ (8,959)
Tax at statutory rate of 36.12% (2006 - 36%)	(1,271)	(3,225)
Differences in income taxes resulting from:		
Foreign tax rate differences	(91)	(136)
Non-deductibl e items	6	283
Utilization of losses not previously recognized	(94)	(179)
Losses and temporary differences not recognized	1,450	3,257
Provision for income taxes	$ -	$ -

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpcses and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2007	2006
Future tax assets/(liabilities):		
Non-capital loss carry forwards	$ 7,028	$ 7,741
Net capital loss carryforwards	3,742	4,150
Property and equipment	(44)	87
Intangible assets	764	902
Liabilities and reserves	692	651
Investments	-	70
Financing costs	225	362
Unrealized foreign exchange loss/(gain)	1,213	(244)
Valuation allowance	(13,620)	(13,719)
Net future tax asset/(liability)	$ -	$ -

The Company has accumulated non-capital losses for income tax purposes of approximately $22,565 (2006 - $24,484) which are available to reduce taxable income in future years. The Company also has capital losses of $20,557 (2006 - $20,930) which can be applied against future capital gains. The potential tax benefit of these losses has not been recorded in these financial statements. $18,517 of the capital losses can be carried forward indefinitely with the balance of $2,040 expiring in 2008. The non-capital losses will expire as follows:

Expiry	Amount
2008	1,104
2009	1,214
2010	420
2012	6
2013	169
2014	590
2015	1,097
2020	353
2021	248
2022	277
2023	1,189
2024	197
2025	3,647
2026	6,182
2027	1,975
Indefinite	3,897
	$ 22,565

13. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

(a) Items not involving cash and cash equivalents:

	2007	2006
Amortization:		
Property and equipment	$ 342	$ 370
Intangible assets	529	443
Deferred development costs	-	59
Loss on disposal of assets	-	34
Stock-based compensation	624	759
	$ 1,495	$ 1,665

(b) Non-cash and non-cash equivalents working capital:

	2007	2006
Accounts receivable	$ 677	$ (156)
Inventory	407	(618)
Prepaids and deposits	77	(207)
Accounts payable and accrued liabilities	(273)	887
Warranty obligations	22	(120)
Deferred revenue	85	7
	$ 995	$ (207)

(c) Cash paid for the following:

	2007	2006
Interest	$ -	$ -
Income tax	-	-
	$ -	$ -

14. COMMITMENTS AND CONTINGENCIES

(a) The Company has the following commitments for premises operating leases:

	Amount
2008	$ 358
2009	282
2010	216
2011	75
2012	77
Thereafter	6
	$ 1,014

(b) At December 31, 2007, certain accounts receivable and inventory were pledged as security in connection with accounts payable in the amount of $189 (2006 - $207).

(c) The Company faces potential contingencies, such as contract disputes, tax issues or lawsuits, as part of its ongoing operations and judgment is required when assessing each situation. The Company is not able to determine with reasonable certainty the outcome of any potential contingency and may take reserves in certain situations.

15. SEGMENTED INFORMATION

The Company and its subsidiaries operate in the technology sector in two reportable business segments. As of December 31, the Company's property and equipment and goodwill by business segment and by geographic segment are as follows:

(expressed in thousands of Canadian Dollars except per share info)

	2007		
	RFID Business	Portfolio Investments	Total
Property and equipment			
United States	$ 971	$ -	$ 971
Canada	99	-	99
Property and equipment	**$ 1,070**	**-**	**$ 1,070**
Goodwill			
United States	$ 3,905	$ -	$ 3,905
Canada	-	-	-
Goodwill	**$ 3,905**	**$ -**	**$ 3,905**

	2006		
	RFID Business	Portfolio Investments	Total
Property and equipment			
United States	$ 972	$ -	$ 972
Canada	123	-	123
Property and equipment	**$ 1,095**	**-**	**$ 1,095**
Goodwill			
United States	$ 3,905	$ -	$ 3,905
Canada	-	-	-
Goodwill	**$ 3,905**	**$ -**	**$ 3,905**

For the years ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

	2007		
	RFID Business	Portfolio Investments	Total
Revenue	$ 24,524	$ -	$ 24,524
Cost of sales	15,942	-	15,942
Gross profit	8,582	-	8,582
Operating expenses	14,129	-	14,129
Operating loss	(5,547)	-	(5,547)
Gain on sale of long-term investments	-	1,664	1,664
Interest income, net	365	-	365
Net (loss)/income for the year	**$ (5,182)**	**$ 1,664**	**$ (3,518)**

	2006		
	RFID Business	Portfolio Investments	Total
Revenue	$ 21,715	$ -	$ $21,715
Cost of sales	14,624	-	14,624
Gross profit	7,091	-	7,091
Operating expenses	16,347	-	16,347
Operating loss	(9,256)	-	(9,256)
Other income	78	-	78
Loss on disposal of assets	(34)	-	(34)
Interest income, net	253		253
Net loss for the year	**$ (8,959)**	**$ -**	**$ (8,959)**

For the years ended December 31, the Company's revenues by geographic segment are as follows:

	2007		
	RFID Business	Portfolio Investments	Total
Canada	$ 773	$ -	$ 773
United States	19,428	-	19,428
South America	62	-	62
United Kingdom & Europe	3,740	-	3,740
Asia & Middle East	521	-	521
	$ 24,524	$ -	$ 24,524

	2006		
	RFID Business	Portfolio Investments	Total
Canada	$ 430	$ -	$ 430
United States	18,061	-	18,061
South America	129	-	129
United Kingdom & Europe	2,633	-	2,633
Asia & Middle East	462	-	462
	$ 21,715	$ -	$ 21,715

Of the $24,524 revenue in the RFID business segment in 2007, the three largest individual customers represent 25.7%, 14.7% and 7.6% respectively (2006 - $21,715 revenue of which the three largest individual customers represent 28.5%, 14.0% and 9.8% respectively).

16. RELATED PARTY TRANSACTIONS

In 2007, no consulting or professional fees were paid to directors (2006 - paid $5 to one director for legal services).

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

DIRECTORS AND CORPORATE EXECUTIVES

NORBERT DAWALIBI
President and Chief Executive Officer, Director, Sirit Inc.

ANASTASIA CHODARCEWICZ
Chief Financial Officer and Corporate Secretary, Sirit Inc.

ART MESHER
Chairman of the Board

CAL HAVERSTOCK
Director

HOWARD JOHNSON
Director

ROBERT BEAUCHEMIN
Director

GEORGE MCKINNIS
Director

RICK SEGAL
Director

LEGAL COUNSEL

Gowling Lafleur Henderson LLP

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Equity Transfer & Trust Company

EXCHANGE LISTING

The common shares of Sirit Inc. (Ticker: SI) are listed on the Toronto Stock Exchange.

INVESTOR RELATIONS

Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON M5H 2W9 Canada
Tel: 416.367.1897
Fax: 416.367.1435

WEB SITE

www.sirit.com

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of Sirit Inc. will be held on Thursday, April 24, 2008 at 3:30pm at the The Gallery, Main Floor, First Canadian Place, 100 King Street West, Toronto, Ontario.

Sirit vision beyond sight™

vision beyond sight™

HEAD OFFICE
372 Bay Street, Suite 1100
Toronto, Ontario, Canada M5H 2W9
Telephone: 416.367.1897
Fax: 416.367.1435

US OFFICES
1321 Valwood Parkway, Suite 620
Carrollton, Texas, USA 75006

1000 Perimiter Park Drive, Suite E
Morrisville, NC, USA 27560

www.sirit.com

RECEIVED

2008 APR 17 A 7:42

[illegible]

SIRIT INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Sirit Inc. (the "Company") will be held at The Gallery, First Canadian Place, 100 King Street West, Toronto, Ontario, on Thursday April 24, 2008 at 3:30 p.m. (Toronto time), for the following purposes:

(1) receive and consider the annual report of management to the shareholders including the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the report of the auditors thereon;

(2) elect directors of the Company for the ensuing year;

(3) appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Company's directors to fix their remuneration; and,

(4) transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list request form and if requested, the annual report which includes the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy to ensure as large a representation of Shareholders responses as possible may be reflected at the Meeting.

The board of directors of the Company has, by resolution, fixed the close of business on March 20, 2008 as the record date, being the date for the determination of the registered holders of common shares entitled to this notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company c/o the Company's transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

DATED at Toronto, Ontario this 14th day of March, 2008.

By order of the Board of Directors,

"Anastasia Chodarcewicz"
Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

SIRIT INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Sirit Inc. (the "Company") for use at the annual meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, e-mail, facsimile or other electronic communication, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. Any costs of solicitation will be borne by the Company.

The board of directors of the Company (the "Board") has fixed the close of business on March 20, 2008 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 3:30 p.m. (Toronto time) on April 22, 2008, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 14, 2007. *All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "US$".*

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. **A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed form of proxy at the office of the Company's transfer agent indicated on the enclosed envelope no later than 3:30 p.m. (Toronto time) on April 22, 2008, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the form of proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the form of proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the form of proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the Company's head office address, Sirit Inc., 372 Bay Street, Suite 1100, Toronto, Ontario, M5H 2W9 or with the Company's transfer agent Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the form of proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.

Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

As the Company generally does not have access to the names of the Non-Registered Shareholders and in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the form of proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and **deposit it with the Company, c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1**.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder at the Meeting), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. **In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or voting instruction form is to be delivered.**

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Voting Securities

As of the date hereof, 145,703,308 common shares (the "Common Shares") in the capital of the Company are issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 20, 2008.

In accordance with the provisions of the *Business Corporations Act* (Yukon Territory) (the "YBCA"), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed form of proxy shall have been delivered to the Company's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
J.L. Albright III Venture Fund	27,685,068	19%

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31 regarding compensation paid to or earned by the Company's President and Chief Executive Officer, the Company's Chief Financial Officer and Corporate Secretary and the Company's three most highly compensated executive officers other than the President and Chief Executive Officer and Chief Financial Officer and Corporate Secretary (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	
Norbert Dawalibi President and Chief Executive Officer	2007 2006 2005	380,000[1] 380,000[1] 223,615[1]	43,000 171,000 Nil	Nil Nil 25,000[1]	200,000 340,000 1,500,000	Nil Nil Nil
Anastasia Chodarcewicz Chief Financial Officer and Corporate Secretary	2007 2006 2005	170,000[2] 170,000[2] 165,000[2]	23,000 95,000 Nil	Nil Nil 4,985	100,000 140,000 Nil	Nil Nil Nil
Bruce Roesner Chief Technology Officer Sirit Technologies Inc.	2007 2006	189,360[3] Nil	22,000 Nil	Nil 145,512[3]	100,000 210,000	Nil Nil
Donald Bergeron Vice President Operations Sirit Technologies Inc.	2007 2006 2005	177,408[4] 181,440[4] 150,144[4]	21,000 39,690 36,342	9,677 10,206 10,903	100,000 140,000 Nil	 Nil Nil
John Freund Vice President AVI Sirit Technologies Inc.	2007 2006 2005	155,000[5] 145,000[5] 140,000[5]	25,000 60,000 Nil	9,000 9,000 9,000	100,000 140,000 Nil	 Nil Nil
William W. Staudt Former President and Chief Executive Officer	2007 2006 2005	Nil Nil 328,476[6]	Nil Nil Nil	161,280[6] 170,100[6] Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Dawalibi was appointed President and Chief Executive Officer of the Company on June 1, 2005 at an annual salary of $380,000. On June 1, 2005, Mr. Dawalibi became an eligible member of the Key Employee Incentive Compensation Plan. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details. Other annual compensation in 2005 relates to consulting services prior to the date Mr. Dawalibi became President and CEO.

(2) These monies were paid to Ms. Chodarcewicz at a rate of $165,000 from May 1, 2004 to February 6, 2006 and at a rate of $170,000 per annum thereafter. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details. Other annual compensation consists of a car allowance.

(3) Mr. Bruce Roesner joined the Company as a consultant from May 15, 2006 through December 31, 2006 at a monthly consulting fee of US$18,000. Effective January 1, 2007 Mr. Roesner become Vice President Engineering and Chief Technology Officer of Sirit Technologies Inc. at an annual salary of US$180,000. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(4) These monies were paid to Mr. Bergeron in equivalent US dollars at a rate US$135,000 per annum from January 1, 2005 to June 13, 2005, at a rate of US$160,000, from June 13, 2005 to February 6, 2006 and at a rate of US$165,000 thereafter. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details. Other annual compensation consists of a car allowance.

(5) These monies were paid to Mr. Freund at a rate of $140,000 per annum, from February 6, 2006 at a rate of $145,000 per annum and since February 6, 2007 at a rate of $155,000. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details. Other annual compensation consists of a car allowance.

(6) These monies were paid to Mr. Staudt in equivalent US dollars at a rate of US$300,000 per annum for 2004 and through to May 31, 2005 when Mr. Staudt retired from the Company. On May 31, 2005, Mr. Staudt was granted a retirement allowance equivalent to 18 months of his then current base salary of US$300,000 plus benefits to be paid in three equal instalments on June 1, 2005, January 1, 2006 and January 1, 2007. On May 31, 2005, all of Mr. Staudt's options immediately vested and Mr. Staudt ceased to be a participating member of the Key Employee Incentive Compensation Plan.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the Company's stock option plan (the "Plan").

Option Grants During the Financial Year Ended December 31, 2007

Name	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Norbert Dawalibi	200,000	9%	$0.29	$0.29	May 17, 2014
Anastasia Chodarcewicz	100,000	5%	$0.29	$0.29	May 17, 2014
Bruce Roesner	100,000	5%	$0.29	$0.29	May 17, 2014
Donald Bergeron	100,000	5%	$0.29	$0.29	May 17, 2014
John Freund	100,000	5%	$0.29	$0.29	May 17, 2014

(1) The class of securities underlying all stock options is Common Shares.

(2) Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2007 of 2,125,334.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007 and Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007		Value of Unexercised in-the-money Options at December 31, 2007 [(1)]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Norbert Dawalibi	Nil	Nil	1,113,333	926,667	4,200	8,400
Anastasia Chodarcewicz	30,000	3,900	216,666	193,334	1,400	2,800
Bruce Roesner	Nil	Nil	70,000	240,000	4,900	9,800
Donald Bergeron	23,067	3,231	216,666	193,334	1,400	2,800
John Freund	52,305	7,323	136,666	193,334	1,400	2,800

(1) Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2007 of $0.27 less the exercise price of in-the-money stock options. These options have not been exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

Employment Agreements

Pursuant to an employment agreement (the "Dawalibi Employment Agreement") dated May 26, 2005, between the Company and Norbert Dawalibi, President and Chief Executive Officer of the Company, if the Company wishes to terminate the Dawalibi Employment Agreement other than for cause, the Company is required to pay on the termination date, a lump sum amount equal to the current base salary, presently $380,000, plus benefits for a twelve month period from the date of notice plus an additional month for each complete year of service after June 1, 2005 to a maximum of 24 months and a sum equivalent to a 50% bonus pro-rated for the percentage of the year worked as of the date of termination. Any granted but unvested options will immediately vest and the exercise period will be one year from date of termination.

Pursuant to an employment agreement (the "Chodarcewicz Employment Agreement") dated January 30, 2003, as amended October 7, 2003 and June 9, 2006, between the Company and Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary of the Company, if the Company wishes to terminate the Chodarcewicz Employment Agreement other than for cause, the Company is required to pay a lump sum amount equal to six months of the current base salary, presently $170,000 per annum plus continuation of medical benefits for a period of up to six months. In the event of a change of control of the Company, as defined in the Chodarcewicz Employment Agreement, the Company is required to pay a lump sum amount of six months remuneration, with medical benefits continuation for up to six months, should Ms. Chodarcewicz's employment not be continued following a change of control.

Each of Mr. Roesner, Mr. Bergeron and Mr. Freund has an employment agreement with the Company. The key terms of the agreements state that if the Company wishes to terminate any of Mr. Roesner, Mr. Bergeron or Mr. Freund other than for cause, the Company is required to pay the then current base salary for a period of six months.

Key Employee Incentive Compensation Plan

On January 14, 2005, the Board approved a Key Employee Incentive Compensation Plan (the "Plan") which provides for up to 10 key employee positions of the Company, including the Named Executive Officers, to be eligible to share in an incentive payment equal to 5% of the value of the gross aggregate proceeds paid pursuant to and upon a Sale Transaction. A Sale Transaction is defined under the Plan as (a) any sale or exchange of the Common Shares (other than from the Company's treasury), or any merger, take-over bid, exchange offer, amalgamation, business combination or similar transaction which, in any such case, results in the holders of the Common Shares immediately before the consummation of such transaction holding less than 50.1% of the Common Shares or securities of any successor entity outstanding immediately following the consummation of the transaction; or (b) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and/or any of its subsidiaries on a consolidated basis to any other person or entity, save and except where it involves a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries.

The purpose of the Plan is to (a) create an environment whereby key employees have an incentive to work together as a team and in the best interests of the Company; (b) strengthen the alignment of interests between key employees and shareholders of the Company in order to obtain the maximum realizable value of the Company upon the completion of a Sale Transaction; and (c) advance the interests of the Company through the motivation, attraction and retention of key employees, it being generally recognized that such a plan will aid in attracting, retaining and encouraging the commitment and performance of key employees.

Except as disclosed above, there are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change of control.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)]	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	7,707,683	$0.48	14,073,624
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,707,683	$0.48	14,073,624

(1) Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

Security Based Compensation Arrangements

Stock Option Plan for Key Persons of Sirit Inc.

The Company maintains a stock option plan (the "Plan") for directors (that have met the minimum Board attendance requirement), officers, employees, consultants, and other persons who provide services to the Company who are, in the judgement of the Board, of special value to the Company or in a position to contribute to the success of the Company (collectively, "Key Persons") of Sirit Inc. (the "Plan"). The Plan is designed as a form of long-term incentive to match the interests of the shareholders with those of the employees and to promote growth of the business by encouraging eligible participants to have equity participation in the Company through the acquisition of Common Shares. The Plan was last amended and approved by the shareholders on April 26, 2007. The aggregate maximum number of shares that are reserved for issuance under the Plan is 21,750,000, representing approximately 15% of the Company's issued and outstanding Common Shares at December 31, 2007. Options to purchase an aggregate of 7,677,683 Common Shares, representing approximately 5.3% of the Company's issued and outstanding Common Shares, were outstanding at December 31, 2007 under the Plan. During the year ended December 31, 2007, nil Common Shares were issued upon exercise of options granted under the Plan. This leaves 14,072,317 Common Shares, representing approximately 9.7% of the Company's issued and outstanding Common Shares, available for issuance under the Plan.

The Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one person pursuant to stock options granted under the Plan or any other security based compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). In addition, the maximum number of Common Shares which may be reserved for issuance to insiders (and their associates and affiliates) pursuant to stock options granted under the Plan and any other security based compensation arrangement may not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis). In addition, the maximum number of Common Shares issued to insiders (and their associates and affiliates) within any one year period under the Plan and any other security based compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis). Any Common Shares subject to a stock option which for any reason are cancelled or terminated without having been exercised are again available for grant under the Plan.

The Board reserves the right to amend, suspend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board. The Board reserves the right to make amendments or modifications (including fundamental changes) to the Plan or to terminate the Plan, without shareholder approval subject to any necessary approvals by the Toronto Stock Exchange or any other applicable securities regulatory authority. Without limiting the generality of the foregoing, the Board of Directors reserves the right, without shareholder approval, to:

- make amendments of a clerical nature that clarify language or understanding of the terms of the Plan;
- amend the terms of options granted to non-insiders;
- amend the vesting provisions of an option or the Plan;
- amend the provisions with respect to termination of employment and death of an optionee, including but not limited to the length of time to exercise an option upon termination of employment or death;
- add a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve;

- amend the definition of "Key Persons" (or categories of persons that are eligible to receive options under the Plan);

- change the method of calculating a minimum exercise price per Common Share for options under the Plan; and

- adjust accordingly the number of Common Shares available under the Plan, the Common Shares subject to any option and the exercise price of the common shares subject to options as a result of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, amalgamation, consolidation, rights offering or other change in the corporate structure of the Company (each a "Corporate Change").

However, any amendment or modification to the provisions of the Plan or any options granted under the Plan, which would:

- increase the maximum number of Common Shares reserved for issuance under the Plan, other than as a result of a Corporate Change;

- add any form of financial assistance to optionees; or

- reduce the exercise price or extend the term of an option issued to an insider (or their associates or affiliates),

shall require approval by a majority of the votes cast by shareholders at a duly called meeting of shareholders of the Company.

Options granted under the Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the options are granted. The Plan does not set out vesting provisions and options will vest according to the terms set out in the respective option agreements. All options granted under the Plan are non-transferable except in the event of the death of the optionee. The Plan does not provide any form of financial assistance to optionees.

Each option (unless sooner terminated) shall expire on the later of: (i) a fixed term not exceeding 10 years from the date of the grant of the option ("Fixed Term"); and (ii) 10 business days following the lifting of a Company self-imposed blackout period ("Blackout Period"), provided that: (A) the Blackout Period applies to the optionee; and (B) the Fixed Term expires during the Blackout Period or within 10 business days following the lifting of the Blackout Period.

Options granted under the Plan terminate: (i) within a period of 30 days following an optionee ceasing to be a Key Person, unless otherwise amended by the Board; (ii) in the case of director optionees, within a period of 12 months following their ceasing to be a Key Person; and (iii) within a period of 12 months following the death of an optionee.

The Plan grants the Board the right, if there is a take-over bid, issuer bid or going private transaction with respect to Company's Common Shares, to permit all vested and non-vested options outstanding to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such transactions.

Sirit Transaction Options

In connection with the acquisition of Sirit Technologies Inc. on November 1, 2002 (the "Sirit Transaction"), the shareholders approved the one-time listing of an additional 1,682,084 Common Shares generally on the same terms and conditions as the Plan noted above.

Options to purchase an aggregate of 30,000 Common Shares, representing less than .01% of the Company's issued and outstanding Common Shares remaining outstanding pursuant to the Sirit Transaction. During the year ended December 31, 2007, 167,027 Common Shares were issued upon exercise of options granted and 30,770 options expired pursuant to the Sirit Transaction. This leaves 1,307 Common Shares, representing less than .01% of the Company's issued and outstanding Common Shares, available for issuance pursuant to the Sirit Transaction.

Composition, Responsibilities and Report of the Compensation Committee

The Compensation Committee is composed of three independent directors who are neither officers nor employees of the Company or any of its subsidiaries and who meet periodically without management present. The Compensation Committee is responsible for establishing the compensation of the directors, the Chief Executive Officer and the Chief Financial Officer as well as reviewing and approving the overall compensation strategy for the Company as presented by the Chief Executive Officer. The process by which director compensation and executive compensation is determined is by understanding market available data for similar positions, reviewing the mix of cash and non-cash compensation, comparison analysis with similar sized companies in similar industries and obtaining the assistance of external consultants when necessary.

The Compensation Committee follows a mandate it has established for addressing its approach to compensation practices. At December 31, 2007, the members of the Compensation Committee were:

Cal Haverstock (Chairman)
Howard Johnson
Richard I. Segal

On April 26, 2007, Mr. Cal Haverstock replaced Mr. Suresh Kumar as Chairman of the Compensation Committee.

Report on Executive Compensation

The Compensation Committee is responsible for recommending to the Board compensation for the President and Chief Executive Officer as well as the Chief Financial Officer and Corporate Secretary. In addition, the Compensation Committee reviews the compensation policies and practices and defines the executive compensation philosophy of the Company and reports its results to the Board. The total compensation paid to the executive management is designed to encourage their full and enthusiastic commitment to the success of the Company with the goal of increasing shareholder value. Executive compensation includes base salary and incentives and is based on a combination of factors, including historical precedent. Stock options may also be granted under the terms of the Plan.

Chief Executive Officer Compensation. The Chairman of the Compensation Committee presents the Committee's recommendations to the Board with respect to the compensation of the President and Chief Executive Officer of the Company. The Compensation Committee recommended a salary for the position of President and Chief Executive Officer of $380,000 per annum. Total salary was determined based upon comparable market and industry remuneration standards, risks and responsibilities of the position, and relevant past industry knowledge and experience.

The bonus structure is based upon the achievement of financial and operational targets weighted towards financial targets and annual operational objectives. Financial targets include revenue, cash and operating expense targets and operational targets include product development, business development, customer relationships and internal management objectives. For the fiscal year ended December 31, 2007, the President and Chief Executive Officer was granted a bonus of $43,000.

During the financial year ended December 31, 2007, the President and CEO was also granted options to purchase 200,000 Common Shares under the Plan. (see "Option Grants During the Financial Year Ended December 31, 2007" table above for further details). Options are granted on a periodic basis in relation to achievements during the fiscal year and are considered an important element in the overall compensation package for the President and Chief Executive Officer. Of the total options issued to the President and Chief Executive Officer during 2007, 200,000 remain outstanding at December 31, 2007.

The Compensation Committee's recommendation for the salary, bonus and other remuneration for the President and Chief Executive Officer is approved by the Board.

Base Salaries and Bonus Payments. Base salaries for executive management team, including the Chief Financial Officer and Corporate Secretary, were established at an industry competitive level for each job description and based on an equal weighting of quantitative and qualitative factors. These factors include financial targets as well as personal objectives relative to job description and responsibility, overall individual contribution to the Company's growth; actual financial results compared to budget and demonstrated commitment to the Company. For 2007, salaries for the executive management team were increased between 0% and 8% of base salary.

For the financial year ended December 31, 2007 the executive management team, excluding the President and Chief Executive Officer, was granted bonuses based on financial targets including revenue, gross margin and operating expenses as well as demonstrated commitment and personal contribution to the Company in accordance with overall Company strategy. Total bonus payments made to the executive management team, excluding the President and Chief Executive Officer, were $127,000 relating to fiscal 2007.

During the year ended December 31, 2007, the executive management team, excluding the President and CEO, was granted 600,000 options as compensation for services in accordance with the overall strategy of the Company. Of the total options issued to the executive management team during 2007, 600,000 remain outstanding at December 31, 2007.

Options. The Plan is administered by the Board. The Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee will consider option grants when reviewing key employee compensation packages. Any grant recommendations require approval by the Board. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Company. See "Security Based Compensation Arrangements" for details regarding the Plan.

Compensation of Directors

The Compensation Committee of the Board meets at least annually to review the adequacy and form of directors' compensation. This review includes changes to individual director's risks and responsibilities, changes in legal and reporting environments as well as comparisons to independent market information regarding director's compensation. Based on this review, the Board will update, as necessary, the adequacy and form of directors' compensation.

During 2007, each independent, non-executive director of the Company was entitled to receive the following:

- Annual retainer fee equivalent to US$12,000, paid quarterly in arrears for each director in place at the end of the quarter;
- Additional US$4,000 per annum to the chair of the board, paid quarterly in arrears;
- Additional US$4,000 per annum to the chair of the audit committee, paid quarterly in arrears;
- Additional US$2,000 per annum to the remaining members of the audit committee, paid quarterly in arrears;
- Additional US$1,000 per annum to the chairs of the remaining committees, paid quarterly in arrears; and

- Additional 40,000 stock options per annum for each director upon election at each annual general meeting.

During the financial year ended December 31, 2007, an aggregate of $87,000 in directors' fees were paid and 340,000 options were granted under the Plan to six non-executive directors.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2007 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

The foregoing report has been submitted by: Cal Haverstock (Chairman)
Howard Johnson
Richard I. Segal

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.



1200
1000
800
600
400
200
0
CDN $
Sirit Inc.
S&P/TSX
Dec.31/02
Dec.31/03
Dec.31/04
Dec.31/05
Dec.31/06
Dec.31/07

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 2002 through 2007.

	2002	2003	2004	2005	2006	2007
Sirit Inc.	100	380	1,033	246	123	177
S&P/TSX Composite Index	100	127	145	180	211	232

Statement of Corporate Governance Practices

Pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices*, the Company is required to disclose on an annual basis its approach to corporate governance. The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Governance and Nominating Committee has a mandate in place.

The Company's corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The Company's disclosure addressing its approach to corporate governance practices is attached as Schedule "A" to this management information circular. This disclosure statement, including Schedule "A", has been approved by the Board.

Indebtedness of Directors and Executive Officers

None of the Company's directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2007, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Directors' and Officers' Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a) the total amount of insurance is US$10,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;
(b) the annual premium for the financial year ended December 31, 2007 was approximately $131,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c) the policy provides for deductibles as follows:
    (i) with respect to individual directors and officers there is no deductible applicable; and
    (ii) with respect to Company indemnification and employment practices liability there is a deductible of US$100,000 per claim.

Interest of Informed Persons in Material Transactions

Since the commencement of the Company's last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Additional Information

Information regarding the Company's Audit Committee, comprised of three independent directors, in accordance with Multilateral Instrument 52-110 *Audit Committees*, is contained in the Company's annual information form (the "AIF") for the year ended December 31, 2007 under the heading "Audit Committee". A copy of the Audit Committee Charter is attached to the AIF as Schedule "A". The AIF will be available on SEDAR at www.sedar.com prior to March 31, 2008.

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2007 which are included in the annual report. These can also be found on SEDAR at www.sedar.com. Shareholders may also contact Anastasia Chodarcewicz, Chief Financial Officer of the Company by phone at (416) 367-1897 or by e-mail at achodarcewicz@sirit.com to request copies of these documents.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2007; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The term of office of each of the present directors expires at the Meeting. The Company's Articles of Incorporation provide that the Board consist of a minimum of three and a maximum of 15 directors. The Board currently consists of six directors. One new nominee will stand for election as a director at the Meeting. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the "Nominees"). **Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the Nominees.** Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote the form of proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the YBCA.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 14, 2008.

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Norbert Dawalibi Ontario, Canada	President and Chief Executive Officer of Sirit Inc.	April 21, 2005	1,571,500
Cal Haverstock Ontario, Canada (1)(2)(3)	President, Haverstock Associates Inc.	September 28, 2005	100,000
Howard Johnson Ontario, Canada (1)(2)(4)	Partner, Campbell Valuation Partners Limited	April 20, 2006	50,000

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
George C. McKinnis New York, United States(3)	Founding and Managing Partner, McKinnis Law Offices of New York City	December 20, 2001	270,000
Robert G. Beauchemin Ontario, Canada (3)(4)	President and Chief Executive Officer, RGB Global Management Consulting	April 26, 2007	50,000
Richard I. Segal (1)(2)(4) Ontario, Canada	Partner, J.L. Albright Venture Partners	November 24, 2003	27,685,068 (5)
Barry D. Clark Ontario, Canada	Principal, B.D. Clark and Associates, Inc.	New Nominee	-

(1) Member of the Company's Audit Committee.
(2) Member of the Company's Compensation Committee.
(3) Member of the Company's Governance and Nominating Committee
(4) Member of the Company's Investment Committee.
(5) Mr. Segal is the nominee of the Company's significant shareholder, J.L. Albright III Venture Fund and as Partner of J.L. Albright Venture Partners has voting control over the Common Shares owned by J.L. Albright III Venture Fund.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Norbert Dawalibi – President, Chief Executive Officer and Director
From 2001 to 2004, Mr. Dawalibi was the Vice President, Marketing Strategy and then President and Chief Executive Officer of Psion Teklogix. Psion Teklogix is a $300 million company and global provider of solutions for mobile computing, wireless data collection and RFID. From 2000 to 2001, Mr. Dawalibi was the President and Chief Executive Officer of Rhythms Canada. In addition to his deep understanding of RFID technology and markets, Mr. Dawalibi is a proven and skilled manager with a solid background in sales and marketing resulting from his 24 years at IBM where he progressed through increasingly executive roles in Canada and the U.S., including managing marketing for IBM Systems in the Americas and leading sales operations generating in excess of $1 billion in revenue.

Cal Haverstock – Director
Since 1996, Mr. Haverstock has been President of Haverstock Associates Inc., a consulting company dedicated to turnarounds, executive coaching and Boards of Directors. Most recently, he was President and CEO of Playdium Corporation which was sold in January of 2007. Mr. Haverstock is a member of the Institute of Corporate Directors and has completed the Rotman School of Business Corporate Directors Program.

Howard Johnson - Director
Since 1996 Mr. Johnson has been a partner at Campbell Valuation Partners Limited, a firm specializing in business and intangible asset valuations and damages quantification. Since 2005, Mr. Johnson has also been President of Veracap Corporate Finance Limited, an affiliate of Campbell Valuation Partners Limited, a firm which specializes in acquisitions and divestitures, private equity financing, succession planning and shareholder value enhancement services.

George C. McKinnis – Director
Since 2001, Mr. McKinnis has been a director of the Company since it was iTech Capital Corporation, which after the acquisition of Sirit Technologies Inc. changed its name to Sirit Inc. Mr. McKinnis practices law in New York State and Connecticut with offices in New York City, Bronxville, New York and Shelton, Connecticut. Mr. McKinnis concentrates in representing high technology companies and has aided as a principal and as a lawyer in multiple technology startups, two of which are at present public companies. Prior to returning to private practice, he was for fourteen years a member of the Legal Department of ITT Corporation in New York City concentrating in the overseas aspects of the telecommunications industry and was General Counsel of ITT's central telecommunications laboratories and chief Headquarters counsel for its computer and software companies. Prior to ITT he was a Vice President and General Counsel of Deltec Banking Corporation, an Anglo-American merchant bank in Nassau, Bahamas, and was with Chadbourne & Parke in New York City. He has for 14 years been the Magistrate for his community - Bronxville, NY. Mr. McKinnis has a BA from Oklahoma University and a JD from Michigan Law School.

Richard I. Segal - Director
Prior to joining J.L. Albright Venture Partners in March 2001, Mr. Segal was President and Chief Executive Officer of Microforum, from July 2000 to June 2001 and prior thereto, from 1997 to June 2000, was President and Chief Operating Officer of Chapters Online Inc. Prior to joining Chapters Online Inc., Mr. Segal worked at Microsoft Corporation in Redmond, Washington from 1992 until 1996 with his most recent position at the company being the Director of technical services for the Internet Customer Unit. Mr. Segal is also the author of four books on Network Management and Windows software development. Mr. Segal also serves as a director of B5 Media, Paymentus, MusicIP, PlanetEye and Truition Marketplace Solutions.

Robert G. Beauchemin - Director
Since 2005, Mr. Beauchemin has been the Chief Executive at RGB Global Management Consulting, a firm providing senior management advisory services to Boards of Directors, Presidents and Chief Executive Officers. Previously, Mr. Beauchemin was chief executive of Polyplan Technologies (2002-2005), a Manufacturing Process Management (MPM) software developer; CNC Global (2000-2002), a North-American Information Technology contract consulting and staffing company; as well as J.D. Edwards Canada (1999-2000) and SAP Canada (1997-1998), both global leaders in Enterprise Resource Planning (ERP) software.

Barry Clark – New Nominee
Barry D. Clark has been a principal of B.D. Clark and Associates Inc., a Toronto based software and services consulting company since 1993. Mr. Clark has extensive experience in the IT industry including hardware, software, educational software, mergers and acquisitions and venture capital. A 30 year career at IBM Canada included Canadian General Manager of the General Systems Division, Divisional Vice President, Regional Vice President and Vice President of Software and Services. Since that time he has been Vice President of Unisys Canada, Chairman of Iconix International (the former worldwide K-12 Education Division of Unisys) and President and COO of Tengtu International, a U.S. Nasdaq based public company that produced educational courseware in the Mandarin language for sale to China's K-12 Education Marketplace.

Cease Trade Orders or Bankruptcies

No Nominee is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

2. Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company in March 2006 for the fiscal period commencing January 1, 2006.

Directors' Approval

The contents of this management information circular and the sending thereof to each shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditors of the Company, and to the appropriate governmental agencies, have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"*Anastasia Chodarcewicz*"
Anastasia Chodarcewicz
Chief Financial Officer and
Corporate Secretary

Toronto, Ontario
March 14, 2008

SCHEDULE "A"

CORPORATE GOVERNANCE PRACTICES

In accordance with the requirements of National Instrument 58-101 *Disclosure of Corporate Governance Practices*, the following is a description of the Company's corporate governance practices.

Board of Directors Composition and Governance

The Board of Directors is constituted at all times of a majority of independent directors. For the year ended December 31, 2007, the Board consisted of seven individuals. Mr. Suresh Kumar did not stand for re-election to the Board at the annual and special meeting of shareholders held on April 26, 2007 and was replaced by Mr. Robert Beauchemin. The following six individuals are considered to be independent: Cal Haverstock, Howard Johnson, Robert G. Beauchemin, Art Mesher, George C. McKinnis and Richard I. Segal. Mr. Art Mesher was nominated by the directors as Chairman of the Board on April 26, 2007 to serve as Chairman until the next Annual General meeting. A director is considered to be independent if he or she has no direct or indirect material relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement. Norbert Dawalibi is the President and Chief Executive Officer of the Company and is therefore not considered to be independent. The Chairman of the Board is responsible for ensuring meetings are properly convened and legally conducted, setting agendas and ensuring all issues are dealt with at the meetings, maintaining open communications between the Chief Executive Officer and the Board as well as between Board members as well as providing overall leadership to the Board including good corporate governance.

Any additional directorships held by the directors are included in the section entitled "Election of Directors" in the management information circular to which this Schedule "A" is attached.

The Company has one significant security holder, J.L. Albright III Venture Fund ("JLA") which owns 27,685,068 (approximately 19%) common shares of the Company. A significant security holder is defined as a security holder that owns or controls 10% or more of any class of an issuer's voting securities or is able to affect materially the control of the issuer, whether alone or by acting in concert with others. JLA has been represented by Richard I. Segal on the Board during fiscal 2007.

The Board holds at least six meetings annually which include the non-independent director and members of management. At the end of each Board meeting, it is Board practice to excuse the non-independent director and members of management while the remaining independent members continue the meeting "in camera" where they are able to hold open and candid discussions. In addition, meetings of independent Board members may be called at any time.

Board Meeting Attendance

During the year ended December 31, 2007, there were a total of 9 Board meetings held by the directors including the Annual General Meeting. The following table summarizes the number of meetings attended out of the number of meetings held since each director's appointment.

Director	Number of Meetings Attended out of Number of Meetings Held While a Director
Norbert Dawalibi	9 out of 9
Cal Haverstock	9 out of 9
Howard Johnson	9 out of 9
Suresh Kumar (1)	2 out of 3
George C. McKinnis	9 out of 9
Art Mesher	8 out of 9
Richard I. Segal	9 out of 9
Robert G. Beauchemin(2)	6 out of 6

(1) Not re-elected as director at the annual meeting of shareholders held on April 26, 2007.

(2) Elected as director at the annual meeting of shareholders held on April 26, 2007.

2. Mandate of the Board

The Company's Board is governed by the standard of care set out in the *Business Corporations Act* (Yukon) which requires that each director or officer act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill of a reasonably prudent person. The Charter of the Company's Board follows at the end of this Schedule A.

3. Position Descriptions

The Chair of the Board is selected annually by the directors. Based on relevant industry or technical knowledge, experience, educational background and ability to take on additional responsibility, the Chair of each Committee of the Board is selected at least annually by the entire Board. The Board has not prepared a formal position description for the Chair of the Board nor any Committee Chair position.

The Board and the Chief Executive Officer have formalized a position description for the Chief Executive Officer position involving the definition of the limits to management's responsibilities. There are formal corporate objectives set which the Chief Executive Officer is responsible for meeting as noted in the section entitled "Report on Executive Compensation" in the management information circular to which this Schedule "A" is attached.

The directors expect management to operate the business of the Company under the supervision of the directors, in accordance with the mandate referred to above, so as to maximize shareholder value and in a manner which is consistent with public and employee safety and the other objectives referred to in the section entitled "Report on Executive Compensation" in the management information circular to which this Schedule "A" is attached. The results of management activities are reviewed regularly by the Board.

4. Orientation and Continuing Education

New directors of the Company are generally seasoned executives with extensive experience at senior levels with other entities. Upon joining the Company, each new director is provided with detailed written materials regarding the Company and its operations, including strategic planning documents, operating budgets, internal policies and procedures, recent internal business update presentations and internally prepared Board reports in addition to publicly available information. The director also meets with members of the executive management team who provide a detailed description of their respective backgrounds and ongoing responsibilities within the Company. The director will visit the primary operating locations of the Company in order to meet staff and to obtain a personal perspective on the overall operations.

The Board does not provide formal continuing education for its directors. Regulatory and financial updates are provided to each Board member as they occur. Directors are encouraged to attend tradeshows, seminars or external presentations made by management to maintain current industry knowledge. As well, having an actively practicing lawyer as well as a Chartered Accountant on the Board provides direct access to all directors of updates and recent changes to laws or accounting pronouncements through the knowledge of these individual directors.

5. Ethical Business Conduct

The Company has adopted a formal Code of Business Conduct and Ethics ("Code") which applies to all directors and employees. A copy of the Code is available to the Board through the Chief Executive Officer or Chief Financial Officer and to all employees through both an e-mail copy when they join the Company as well as placement on an internal policies database accessible by all employees. A copy of the Code may also be accessed under the Company's profile at www.sedar.com.

The Board monitors compliance with the Code through enquiries of the Chief Executive Officer and Chief Financial Officer of the Company. In addition, all employees are encouraged to report any illegal or unethical behaviour in a timely manner. Individual directors are required to immediately notify the remaining Board members of any transactions or agreements where the individual may have a material interest.

There have not been any material change reports filed regarding any conduct of a director or executive officer that constitutes a departure from the Code at any time during the year ended or since December 31, 2007.

6. Nomination of Directors

The search for new directors is undertaken by the members of the Governance and Nominating Committee who understand the current and upcoming needs of the Board and the Company. Individuals are sought who have a high level of skill and experience and if possible have prior directorship experience. Prior to nomination, it is usual practice that a nominee meets with the Chief Executive Officer and the Chief Financial Officer to allow them to gain a detailed understanding of Board requirements and needs of the Company. The recommendations of Governance and Nominating Committee are then taken to the Board for approval. All members of the Governance and Nominating Committee are independent.

7. Compensation

See the section entitled "Composition and Responsibilities of the Compensation Committee" and the "Report of the Compensation Committee" in the management information circular to which this Schedule "A" is attached.

8. Other Standing Board Committees

In addition to the Audit Committee, the Compensation Committee and the Governance and Nominating Committee as described in the text of the management information circular to which this Schedule "A" is attached, the Board has instituted an Investment Committee.

The Investment Committee meets on an intermittent basis to consider potential transactions that may be outside of day to day activities, such as merger and acquisition activity, funding decisions, etc. to facilitate interim decision making as related to these transactions. Final decisions related to such activities require full Board approval. The members of the Investment Committee are Richard I. Segal (Chair), Howard Johnson and Robert G. Beauchemin.

9. Assessments

The Governance and Nominating Committee is dedicated to ensuring that proper corporate governance is in place, including at the director level. The Governance and Nominating Committee completes an annual assessment process for its Board members. This process will include peer evaluations in the form of questionnaires completed by each member.

CHARTER OF THE BOARD OF DIRECTORS OF SIRIT INC.

Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of Sirit Inc. (including its subsidiary or subsidiaries, the "Corporation") is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should also consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories that are summarized below.

Legal Requirements

The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained...

The Board has the statutory responsibility to, among other things:

- supervise the management of the business and affairs of the Corporation;
- act honestly and in good faith with a view to the best interests of the Corporation;
- exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and
- act in accordance with the obligations contained in the *Canada Business Corporations Act* (the "CBCA"), the Yukon for the Business Corporation Act and the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

The Board has the responsibility for considering the following matters, which in law may not be delegated to management or to a committee of the Board:

- any submission to the shareholders of any question or matter requiring the approval of the shareholders;
- the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the CEO, the chairman of the Board or the president of the Corporation;
  the issue of securities except as authorized by the Board;
- the declaration of dividends;
- the purchase, redemption or any other form of acquisition of shares issued by the Corporation;
- the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

- the approval of a management proxy circular;
- the approval of a take-over bid circular, directors' circular or issuer bid circular;
- the approval of all acquisitions, amalgamations, divestitures and investments of the Corporation;
- the approval of an amendment to the articles of the Corporation;
- the approval of annual financial statements of the Corporation;
- the adoption, amendment or repeal of any by-law of the Corporation, and
- the approval of all equity based compensation including but not limited to stock options plans and grants thereunder.

Strategic Planning
The Board has the responsibility to ensure that there are suitable long-term goals and a strategic planning process is in place in the Corporation. This includes participating with management directly or through appropriate committees in developing and approving strategic plans by which the Corporation sets long term goals and proposes strategies to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

Operational Management
The Board has the responsibility to review and approve annual financial budgets, capital expenditures budgets, and significant expenditures outside of approved operational spending forecasts and operational plans, providing directions to management regarding these matters. The Board has the further responsibility to monitor the company performance against the approved budgets and forecasts and to provide direction to management regarding corrective action to reestablish performance against plans and forecasts.

Risk Management
The Board has the responsibility to work with management to ensure that there are appropriate systems and policies in place that effectively monitor and manage risks, with a view to the long-term viability of the Corporation, and to provide directions to manage regarding those matters.

Appointment, Training and Monitoring Senior Management
The Board has the responsibility to:
- appoint the CEO, and together with the CEO, to develop a position description for the CEO;
- with the advice of the Compensation Committee of the Board (the "Compensation Committee"), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;
- provide advice and counsel to the CEO in the execution of the duties of the CEO;
- develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;
- approve the appointment of all corporate officers;
- consider, and if considered appropriate, approve, the compensation recommendations of the Compensation Committee;
- ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO; and
- in the event that for any reason, the Corporation loses the services of its CEO, the Board will elect a member of the Board to the temporary office of the acting CEO, to hold office until a new full-time CEO is appointed.

Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

- the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;
- approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;
- the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;
- the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;
- developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and
- examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

- the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;
- the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
- the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;
- timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and
- reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

- monitoring the Corporation's progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;
- considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;
- monitoring the adequacy of the Corporation internal control policies and management information systems;
- assessing the individual performance of each Director and the collective performance of the Board; and overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

Code of Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance and Nominating Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

Evaluating Board Performance

The Board, in conjunction with the Corporate Governance and Nominating Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance and Nominating Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

Meetings and Board Independence

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should from time to time meet separately from management as considered appropriate to ensure that the Board functions independently of management. The Directors independent of management should meet with no members of management of the Corporation present as considered appropriate.

Committees

To assist the Board in discharging its responsibilities, the Board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, and an Investment Committee with the delegation from the Board to provide the CEO with quick Board reactions and approvals for strategic acquisitions, divestments and significant financings.

Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

Evaluation

The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for the purpose of auditing possible violations of the Company's process policies or to carry out specific mandates of the Board for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance and Nominating Committee.

Currency of the Charter

This Charter was enacted by the Board of Directors on July 18, 2007.

Sirit Inc.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

372 Bay Street, Suite 1100
Toronto, Ontario
Canada, M5H 2W9

March 14, 2008

Sirit Inc.

Renewal Annual Information Form
For The Fiscal Year Ended
December 31, 2007

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business – Risk Factors" in this annual information form. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

CORPORATE STRUCTURE

Sirit Inc. ("Sirit" or the "Company") was incorporated in the Province of British Columbia, pursuant to the *Company Act* (British Columbia) on January 15, 1987 by registration of its memorandum and articles with the name Jordex Resources Inc. On July 27, 1998, the Company was continued into the Yukon under the *Yukon Business Corporations Act*. On September 15, 1998, the Company was registered as an extra-provincial company under the *Company Act* (British Columbia).

Sirit's articles have been altered as follows:

June 27, 1991 - to increase the authorized capital from 20,000,000 common shares to 100,000,000 common shares;

December 23, 1993 - to increase the authorized capital by an additional 100,000,000 shares so that the authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares ("Common Shares") and 100,000,000 preferred shares ("Preferred Shares");

March 18, 1994 - the 100,000,000 preferred shares are issuable in series, of which the first series, consisting of 6,500,000 shares, is designated cumulative redeemable convertible preferred shares Series A ("Series A Shares"). The Company's articles were also amended to add provisions setting out the special rights and restrictions attached to the Series A Shares;

March 10, 2000 - the name of the Company was changed from Jordex Resources Inc. to *i*Tech Capital Corp.;

May 5, 2003 - the nameof the Company was changed from *i*Tech Capital Corp. to Sirit Inc. to better reflect its current form of business; and,

April 21, 2005 - to increase the number of common shares authorized for issuance from 100,000,000 to an unlimited number of common shares.

The registered office of the Company is Sirit Inc., c/o Lackowicz & Shier at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9. The head office of the Company is located at Suite 1100, 372 Bay Street, Toronto, Ontario, Canada, M5H 2W9.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the companies:



Sirit Inc.
(Yukon Territory, Canada)
100%
100%
100%
Sirit Technologies Inc.
(Canada)
Jordex (Bahamas) Limited
(Bahamas)
(inactive)
Jordex Capital Corp.
(Nevada, USA)
(inactive)
100%
100%
100%
Sirit Corp.
(Ontario, Canada)
Sirit Technologies Limited
(United Kingdom)
(inactive)
4050 Ltd.
(Caymans, British West Indies)
(inactive)
100%
Sirit Corp.
(Texas, USA)
100%
100%
SAMSys (US) Inc.
(Delaware, USA)
(inactive)
Sirit NC Corp.
(North Carolina, USA)
(inactive)

The active operating companies are Sirit Inc., Sirit Technologies Inc. Sirit Corp. (Canada) and Sirit Corp. (Texas). Jordex (Bahamas) Limited along with its subsidiary 4050 Ltd. and Jordex Capital Corp. are holding companies from when Sirit (formerly known as *i*Tech Capital Corp.) was a business development company. As used in this annual information form, except as otherwise required by the context, reference to the "Company" or "Sirit" means Sirit Inc. and its active subsidiaries.

General Development of the Business

Three Year History

2007

In fiscal 2007, Sirit's strategy was to demonstrate it could effectively execute its plan at a level which allowed for growth across all applications while simultaneously maintaining key assets to ensure long-term sustainability. This was managed very effectively throughout the year. The Company successfully built new partnerships as well as executed on maintaining key customers while exploring new avenues for future growth. Financially, the Company was able to achieve its key strategic objectives including:

- Achieved record revenue level of $24.5 million or 13% growth over fiscal 2006 revenue;
- Decreased operating expenses (excluding foreign exchange loss) by $3.9 million or 24% from 2006; and
- Cash used in operations decreased to $1.0 million in 2007, a $6.4 million improvement over the prior year.

The following highlights some of the key achievements throughout 2007:

- In January 2007, Sirit was appointed NXP Software's first global reseller and integration partner for Java-based NFC middleware. In connection with this, the Company also announced the availability of the Sirit Mobile NFC Platform ("Sirit MNP") middleware solution for mobile phone OEMs.
- During 2007, the Company sold its two remaining non-core investments. On January 10, 2007, Sirit sold its investment in Applied Data Systems, Inc. for total proceeds of US$1.8 million (CDN$2.1 million), resulting in a gain on the sale of $1.4 million. On December 14, 2007, the Company sold its investment in Horizon Wimba, Inc. for total proceeds of US$0.4 million (CDN$0.4 million), resulting in a gain on the sale of CDN$0.3 million.
- In February 2007, Kyocera Technololgy Research Corp. ("KTRC") selected Sirit to supply its MNP NFC software and related technology engineering services. KTRC will make the NFC technology available for new wireless handsets from Kyocera Wireless Corp., a leading global supplier of code-division multiple access wireless devices and accessories.
- In April 2007, Sirit introduced a European version of its market leading IDentity MaX UHF RFID reader for use in vehicle parking and access control deployments. The reader operates at the 865-868 MHz band for automatic vehicle identification performance in single-lane read applications.
- In June 2007, Sirit was awarded a contract worth approximately US$10.6 million over three years from the Transportation Corridor Agencies in Southern California. Sirit will supply its RFID Title-21-based toll transponders with shipments under this renewal contract which began in July 2007.
- In June 2007, Sirit secured a NFC contract with BenQ Corporation ("BenQ"), one of the world's largest consumer electronics OEMs. Sirit will serve as BenQ's supplier of embedded NFC software and technology engineering services for BenQ's forthcoming NFC mobile smartphones and handsets.

- In June 2007, METRO Group, the world's fourth largest retailer, selected Sirit's INfinity 510 UHF reader for its 2007 rollout program at 99 Real hypermarket locations throughout Germany. This rollout program installed one INfinity 510 reader at each of the 99 locations to track incoming products using Gen2 tag technology.
- In August 2007, Sirit hosted its first interactive Webinar with ODIN Technologies ("ODIN") and reviewed the ODIN European RFID reader in Benchmark™, the first vendor neutral evaluation of European RFID readers available on the market. In the test, Sirit's INfinity 510 worldwide Gen2 certified reader took top rankings over six other leading competitive European Telecommunication Standards Institute compliant readers.
- In October 2007, Sirit introduced its latest AVI reader solution, the IDentity 5100, which builds on the Company's AVI expertise and advanced architecture to deliver an RFID reader solution for use in a variety of traditional and new AVI applications including Electronic Vehicle Registration ("EVR") and Electronic Vehicle Identification ("EVI") deployments.

Subsequent Event

On March 4, 2008, the Company announced that it had entered into a definitive agreement to acquire RSI ID Technologies, Inc. ("RSI"). RSI is an industry leading, vertically integrated manufacturer of antennas, inlays and tags for specialized, passive RFID applications. The deal is to be structured as an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets. The transaction is subject to receipt by Sirit of all requisite regulatory approvals including the Toronto Stock Exchange and is expected to close on or about April 1, 2008.

2006

Fiscal 2006 can be characterized as an active year for Sirit. The Company completed two acquisitions, a public offering raising net $11.5 million, integrating the operations and staff from the acquisitions, new product releases, divestiture of two of its remaining three legacy long-term investments (one during the year and one subsequent to year end) as well as reaching a historic high level of revenue at $21.7 million for the year representing over a 30% annual growth rate.

The following presents some of the key activities completed in 2006.

- In February 2006, Sirit announced the first of two acquisitions. The first acquisition was of Tennessee-based TradeWind Technologies LLC ("TradeWind"). TradeWind specialized in the development of HF and Near Field Communications ("NFC") technology. The acquisition brought to Sirit an immediate complementary suite of HF "plug-n-play" readers ideally suited to a number of closed loop applications which include contactless/cashless payments, asset management and high value product authentication as well as NFC capabilities. The total acquisition price, including associated costs, was $1.9 million and was consolidated into Sirit's results using the purchase method effective April 3, 2006.
- In March 2006, Sirt was selected as a supplier of its UHF Title 21, FasTrak, toll transponders and reader hardware to the new South Bay Expressway in San Diego

County, California extending the current SR-125 highway from SR-54 to Spring Valley, through eastern Chula Vista, to SR-905 in Otay Mesa near the International Border. This order represented a new toll customer for Sirit.

- In April 2006, Sirit announced its second acquisition, through a court appointed receivership process, of all of the assets and undertakings of SAMSys Technologies Inc. ("SAMSys"). The acquisition brought to Sirit a new line of UHF based products, engineering talent as well as a broad set of customers in the US and Europe. The total acquisition price, including associated costs, was $4.3 million including cash acquired of $2.5 million and was consolidated into Sirit's results using the purchase method effective April 13, 2006.
- In May 2006, Sirit introduced its next-generation, INfinity 510, UHF RFID reader for use in a variety of applications including global supply chain deployments. The INfinity 510 had been developed from the ground-up as a Gen 2 compliant multi-protocol reader by the recently acquired SAMSys operations. In September 2006, EPCglobal Inc. awarded its hardware certification and interoperatbility marks to the INfinity 510. This was followed in December 2006 by EPCglobal Inc. awarding its compliance mark to Sirit for Dense Reader Mode ("DRM") support for the INfinity 510 UHF RFID reader, being the first reader to achieve US and European DRM certification.
- In the third quarter of 2006, one of the Company's minority, passive investments inherited from previous operations of the Company, Medsite Inc., announced the sale of substantially all of its assets to an industry competitor. The conclusion of this transaction resulted in cash proceeds to Sirit of US$1.8 million, received in the fourth quarter of 2006.
- In the fourth quarter of 2006, the Company announced it had undertaken actions to align its organizational structure with expected revenue levels and market opportunities. Some of these actions included a headcount reduction of over 25%, closing 2 locations, including the office in the UK and streamlining its development efforts to focus on revenue generating opportunities. In addition, these initiatives are expected to make it possible for the Company to meet its objective of becoming cash flow neutral by the end of 2007.

2005

With a temporary decline in revenue and slower than expected deployment of RFID in the supply chain, Sirit focused on operational effectiveness, strategic evaluation of shorter term opportunities and continued development efforts. During the third quarter of 2005 the head office was moved from Mississauga to Toronto, Ontario.

The following highlights some of the key events from fiscal 2005:

- In March 2005, Sirit signed a multi-year supplier agreement totalling approximately $16.0 million with the E-470 Public Highway Authority in Colorado. The agreement calls for the Company to deliver its UHF RFID toll transponder technology over a 60 month period, the longest supply commitment ever made by a Sirit tolling customer.
- In March 2005, Sirit filed three new patent applications related to UHF RFID technology with the U.S. Patent and Trademark Office: two patent applications in the area of RFID

reader architecture and one patent application addressing high-efficiency RFID antenna technology.

- In June 2005, Mr. Norbert Dawalibi became President and Chief Executive Officer solidifying Sirit's vision to be a leading developer and provider of enabling RFID hardware technology across all frequencies and tag protocols worldwide.
- In September 2005, the Company announced an expected revenue decline from prior year of between 20% to 25% as well as taking some headcount reductions.
- Sirit earned ISO 9001:2000 certification for its US operations following an extensive and comprehensive audit by British Standards Institution (BSI), Inc.
- In November 2005, Sirit announced the successful completion of its first Hybrid High Occupancy Vehicle ("HOV") lane conversion project in the San Francisco Bay Area. The implementation was based on federal transportation legislation that allows certain low-emission hybrid vehicles to use HOV lanes. The State of California has implemented Assembly Bill 2628 which allows certain hybrid car owners access to HOV lanes regardless of the number of occupants.

DESCRIPTION OF THE BUSINESS

OVERVIEW

For over 14 years, Sirit and its subsidiaries have been involved in designing, developing, manufacturing and selling RFID hardware and solutions. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia.

The operations of Sirit are dedicated to RFID technology and the practical applications of this technology. The first of the Company's targeted RFID sales efforts is towards **Automatic Vehicle Identification ("AVI")** applications. Sirit provides technology for use in vehicle tracking, tolling, access control as well as parking and fleet management applications. AVI is considered one of the most accepted as well as most widely implemented uses of RFID technology in the world today. Additional markets and sales efforts utilizing RFID technology are combined within Sirit's **Radio Frequency Solutions ("RFS")** applications. Some of these areas include asset tracking, cashless payments, supply chain, inventory control, contactless transactions and NFC. Sirit manages its sales, development and strategic efforts along these two primary application areas, all within the RFID Business Segment.

The operations of Sirit were purchased by *i*Tech Capital Corp. in November 2002. *i*Tech Capital Corp. had previously been a business development company with a few remaining long-term portfolio investments. The name was changed to Sirit Inc. and since November 2002 the combined operations of the Company have been dedicated to the RFID business. From the operations as *i*Tech Capital Corp, Sirit inherited these portfolio investments. During 2006 and 2007, Sirit liquidated its three remaining private U.S. based long-term portfolio investments, Medsite, Inc., Applied Data Systems Inc. and Horizon Wimba, Inc.

AVI applications include the sale of readers, tags, antennae, maintenance services and complete tolling systems and will continue to be a major focus for the Company in 2008 and beyond.

These operations include toll solutions utilizing the UHF based Title 21 standard, Traffic Management Systems, integration and Parking and Access Control Systems ("PACS"). In the 2007 financial year, the Company's two top AVI customers accounted for approximately 25.7% and 14.7%, respectively, of total consolidated revenue.

RFS applications include the design, assembly and sale of low frequency ("LF"), high frequency ("HF") and UHF RFID INfinity Series readers and reader modules which are embedded primarily into original equipment manufacturers' ("OEM") products such as handheld devices, portable data terminals, mobile computers, printers and fixed position readers. RFS applications are anticipated to generate strong revenue growth for the Company over the next several years.

RFID BUSINESS SEGMENT

Business of Sirit

Sirit designs, develops, manufactures and sells RFID products and solutions. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product authentication, security, supply chain applications including logistics, warehousing and manufacturing and asset management.

It is estimated that more than 14 million vehicles in the U.S. use transponders to pay their tolls automatically. In addition, it is estimated that over 8 million people pay for their gasoline purchases using key-chain transponders. Many retailers, manufacturers, warehouses and logistics companies are increasingly relying on RFID technology to identify assets and manage their internal inventory and control processes.

Through a combination of organic growth in existing and emerging industry applications and possible strategic acquisitions, Sirit seeks to increase its position in the RFID industry as a technology designer, manufacturer and supplier. Sirit markets its products and solutions through its direct sales force and its partnerships with OEMs, distributors, integrators and value added resellers.

RFID Technology

RFID is considered a powerful and versatile automatic identification technology that allows vehicles, pallets, cases, cartons, animals and various other articles and objects to be identified, tracked and managed in a wide range of environments.

A basic RFID system consists of three components:

- A transponder (commonly called a tag) that is electronically programmed with unique information;
- A reader consisting of a transceiver with decoder; and
- An antenna or coil.

RFID Tags

An RFID tag is an "electronic memory" with the following characteristics:

- Each tag usually stores a unique and unalterable identification code. Tags may also store additional, variable information that may be modified by the user at any time;
- Tags may be read and written to, from distances from less than 1 centimetre over 30 metres, with no line of sight requirement;
- Information stored in a tag's memory cannot be unintentionally changed, nor can it be easily replicated. Information can be written, erased and re-written (and even permanently locked), as required within an application;
- Tags can be attached to, or buried in, most non-metallic materials;
- Tags are available in a wide range of sizes and formats and operate at various frequencies including LF, HF and UHF; and
- Tags may be used in a wide range of physical environments. They are mechanically robust, and can survive extreme temperatures, humidity and pressure.

In its AVI applications, including toll collection, integration, Traffic Management Systems and PACS, Sirit manufactures tags and readers along with additional system components to deliver a complete integrated solution.

Traditional semiconductor companies, such as Texas Instruments, STMicroelectronics, EM Microelectronic-Marin SA and NXP Semiconductors, dominate chip production for RFID tags. These chips are then integrated into various forms of tags for use in RFID applications. We consider these companies to be one of the main driving forces behind the continued development and expansion of the RFID industry since high volume production drives down the cost of chip manufacturing thereby opening up new RFID applications.

RFID Readers

A reader is an electronic unit that transfers information to and from one or more tags and has the ability to process information that is obtained from, or sent to, a tag (the term 'reader' is commonly used to represent a read/write device). The size and capabilities of readers vary considerably. In its RFS applications, Sirit designs, develops, manufactures and sells primarily OEM reader modules and readers which are then integrated into an overall RFID solution by OEMs, end-users, integrators and distributors.

An RFID reader may operate in total isolation or be connected to a remote computer/controller for an increased comprehensive use and manipulation of data derived from a tag. Sirit readers vary in size, cost and performance across all frequencies and most protocols.

Sirit produces and sells multi-protocol readers designed to provide support for tags from different manufacturers and to operate across all commonly used frequencies. Sirit has a base set of reader products and can produce application specific readers for customers with unique or high volume requirements. The user is then free to select the tag with the most appropriate price/performance characteristics at any point during the lifetime of their application. In this way, obsolescence of tag and reader technologies becomes a less critical consideration in the purchasing cycle and provides a degree of legacy protection.

Antennae

RFID readers are connected to antennae that transmit information to a tag and receive information sent by a tag. The antenna emits radio signals to activate the tag and read and write data to it. Antennae are the conduits between the tag and the reader, which control the system's data acquisition and communication. Antennae are available in a variety of shapes and sizes; they can be built into a door-frame or a dock door to receive tag data from persons or objects passing through or mounted in a toll plaza to permit tolls to be collected electronically.

RFID Industry Developments

Based on our current knowledge of the RFID industry, some of the recent developments and changes occurring in the industry that impact market growth and expansion include the following highlights.

Throughout the year there were several consolidations in the industry demonstrating that key large players are willing to invest in and support the RFID technology evolution. Some of these consolidations included Motorola purchasing Symbol, Avery Dennison purchasing Paxar and Zebra purchasing WhereNet.

Early in 2007, Intel Corporation introduced the R1000 chipset for Gen 2 based RFID readers. The new silicon based readers are expected to result in lower production costs as well as improved performance for less complex readers and operating environments.

In May 2007, China announced it was ready to embrace UHF as its RFID frequency in two segments, between 840-845MHz and 920-925MHz. The 840MHz range is below the low end of the current RFID UHF range of 860MHz, which is used in Europe. The 920MHz band is used in North America. China will require certification of equipment by the Ministry of Informatics Industry (RW Baird).

In addition, the International Standards Organization ratified standard ISO/24730 protocol, an application program interface for real time location systems (RTLS). RTLS are electronic systems that are intended to locate small electronic devices on people or things at any time within a specified area.

In July, the NFC Forum recommended technical specifications for 4 types of NFC tags. These specifications are based on ISO14443 A and B and Japanese industrial standard X6319-4, more commonly known as Sony's FeliCa protocol. By standardizing the tag types and formats with the specifications announced, the NFC Forum is encouraging interoperability across the NFC market, low-cost volume production and a global, cost-effective market adoption.

Throughout 2007, the RFID industry experienced an increasing number of smaller scale but full production rolls-outs across many application areas including pharmaceutical, defence and retail. A few of the key publicly announced users of the technology include Marks and Spencer, Glaxo SmithKlein, Department of Defence, Metro Group, Staples and Best Buy. These high profile users indicate an acceptance and understanding of RFID that demonstrate ongoing commitment as well as positive ROI resulting from these implementations of RFID technology.

The RFID Consortium, which was formed in 2005, is an industry based, central "depository" where patents deemed essential for UHF RFID will be placed into a pool to provide access to the patents for various licencees. Contributors to the consortium will share royalties earned by the consortium based on the patents they submitted. In December 2007, seven companies were named as having contributed essential patents within the pool with further contributors expected. The anticipated result of the consortium is that as patents are contributed to the pool, the entire industry will become less litigious and readily available for all industry participants to utilize.

The dedicated short range communication ("DSRC") industry consortium ("DIC") continues to test and modify prototypes of next generation 5.9 GHz DSRC communications technology, a powerful new communication medium between moving vehicles and the roadway as well as directly among moving vehicles. DSRC uses an allocation of radio frequency spectrum established by the FCC to enable a broad slate of public and private safety applications and traffic management capabilities that promise to enhance the nation's transportation system. The development of 5.9 GHz DSRC is a critical milestone toward introduction of numerous applications such as intersection collision warning, curve speed warning, rollover warning, emergency electronic brake lights, nationally interoperable electronic toll collection and many others, some of which have not yet been conceived. Focusing on safety applications is part of the federal government's commitment to reducing vehicle fatalities by 50 percent in 10 years.

Market Verticals

Within the RFID Business Segment, the primary areas in which Sirit currently participates are as follows:

AVI

Cashless payment systems using a tag as the activator of a payment transaction have been a key market for RFID technology for many years. Electronic toll collection systems were introduced as early as 1986 and flourished through the 1990s as new toll roads were built and existing toll roads added electronic payment capability.

In the toll collection markets in North America that are served by the Company, Sirit is one of only 3 primary technology providers. Sirit currently has in excess of three million transponders in use and the rate of adoption continues to grow.

Sirit has been one of the key suppliers of RFID tag and reader technology for these cashless payment systems and will continue to pursue opportunities to provide readers with greater functionality, multi-protocol, multi-frequency capability and other features that are increasingly in demand by service providers.

Dedicated Short Range Communication ("DSRC") is an emerging technology which is anticipated to improve such things as highway safety, traffic management, tolling etc. which are a key priority of the United States Department of Transportation. DSRC based systems are expected to save lives by warning drivers of impending dangerous situations. Sirit, along with Raytheon Company, Mark IV Industries, Inc. and Transcore, comprise the development team which is being funded by the United States Department of Transportation. Pilots will be taking place sometime in 2008 and into 2009.

A Sirit PACS system is comprised of a transponder mounted in the vehicle, an antenna to power the transponder and a reader to convert the data for processing by a computer for use in parking lots, gated communities and secure vehicle access points. Each transponder has a unique identifying code that is read by the antenna once the transponder enters into the read zone. This identifying code is then transmitted through the reader to a computer where it is checked against a user database. If the identifying code is valid (i.e. the patron has a fully paid account or the transponder is not registered as lost or stolen), then the gate is raised and the patron can proceed into a facility or access a secure location. Transponders, antennae and readers have been designed and manufactured by Sirit and have been adopted primarily in North America with growing opportunities worldwide.

RFS

Global supply chains increasingly rely on accurate, real time data for the complex and sophisticated software packages that are used to generate information, and therefore actions, that will determine visibility and flow of product throughout the supply chain.

Although bar codes are widely used to identify products (either individually or in groups), inherent limitations can restrict supply chain operation and efficiency - specifically their requirement for line of sight and the inability to convey variable data. RFID tags and labels do not share these limitations and their effective deployment within the supply chain, operating across many industries, provide substantial efficiency and other operational benefits.

According to several industry analysts and sources, the market for RFID readers in supply chain applications is expected to experience significant growth over the next several years. Numerous entities including Wal-Mart, Target and Metro Group have announced and begun to implement pilots and limited production roll-outs involving the use of RFID technology within their respective supply chains.

An example of RFS applications in use today utilizing RFID technology includes cashless payment systems. An example of a cashless payment system using Sirit's RFID technology, is the SpeedPass™ network, originally developed by Mobil and now implemented within both Exxon and Mobil gas stations, has over eight million users and is rivaling the toll collection market in terms of overall acceptance.

AVI Products

IDentity Title 21 Product

Sirit's IDentity Title 21 transponder is used in high-speed highway applications. It complies with the open standard for electronic toll collection adopted by the California Department of Transportation. Sirit has a large installation base of Title 21 compliant systems with installations that include California (Orange County toll roads, San Francisco bridges, State Route 91), Denver (E-470 toll road), South America and China.

IDentity 5100

Supporting recent advancements to Gen2 technology and unique design innovations, Sirit's

IDentity 5100 eliminates cost barriers to address large-scale opportunities such as the emerging EVR and EVI markets. This UHF reader system was designed using Sirit's industry recognized RFID architecture to support worldwide regulatory compliance from a single platform.

IDentity FleX and IDentity ZiP

Sirit's UHF IDentity FleX and ZiP systems consist of transponders, readers and antennae, and have been designed to meet the price point and performance required for the vehicle access control market. The IDentity FleX reader will read both the IDentity FleX and IDentity ZiP transponders as well as Sirit's IDentity Title 21 transponder. This unique feature allows existing users of Title 21 toll products to co-exist with the lower cost IDentity FleX product line. The IDentity FleX and ZiP systems are designed for PACS applications such as parking, security and gated communities.

IDentity MaX

Sirit's IDentity MaX reader uses UHF RFID technology to create an integrated AVI system offering superior price/performance characteristics over traditional long range proximity card systems. Protected against the elements by a weather resistant enclosure, this self-contained combination reader and antenna unit is intended as a single read point in a pedestal, pole, wall or ceiling mounted configuration. The integrated reader provides an economical solution for AVI and access contol applications alike.

RFS Products

RFID Modules and Readers

Sirit designs, develops and manufactures a full line of readers and reader modules designed to be embedded in products from OEMs, system integrators, value added resellers and end users. These products are targeted at many RFID applications including cashless payment systems, product identification and authentication, security and access control, supply chain and asset management. Some of Sirit's main products are listed as follows.

INfinity 176/177

Sirit's INfinity 176/177 reader scan modules provide a single unit capable of simultaneously reading standard bar code symbols and most leading RFID LF (125/134.3 kHz) tags. This product can be used as a direct replacement by system integrators and OEMs who wish to enable existing products with the two identification technologies. These readers are primarily targeted at industrial hand-held terminals for supply chain applications, robotics, point of sale terminals, vending machines and medical equipment.

INfinity 210 UHF Multi-Protocol EPC Module

Sirit's INfinity 210 is a multi-protocol UHF (902-928 MHz) RFID reader module supporting EPCglobal. The INfinity 210 is a compact and powerful OEM module designed for medium and high performance applications. This robust RFID module is designed for integration into handheld portable data terminals, printers, label applicators, mobile computers and other OEM devices.

INfinity 510 Reader

The INfinity 510 was designed from the ground-up to support worldwide regulatory compliance from a single platform. This powerful UHF reader system is designed for enterprise class applications and features best-in-class air interface performance. In addition, the robust, software-based architecture provides a rich application platform that addresses the needs of today's deployments and ensures that future features and capabilities can be added as RFID technology evolves in the future. The design provides optimal performance in North American, European and Asia-Pacific environments.

Major Customer Relationships

AVI

Sirit has long-standing customers in the toll industry including the Transportation Corridor Agencies in Orange County, California, the Bay Area Toll Authority in San Francisco and E-470 Public Highway Authority in Denver, Colorado.

RFS

As Sirit's RFS business continues to be mainly in design and support of development initiatives, tests and pilots, Sirit continues to build upon and establish new customer relationships. Part of the Sirit strategy is to establish strategic partnerships with sizeable, well established and reputable companies. Sirit believes there are three major categories of companies to target with the Sirit range of reader products. The primary is selling readers and modules directly to OEMs of specific products such as hand-held devices or printers. The second is selling directly to end users who will be testing products for their own internal processes and ultimately installing their own complete RFID system. The third is selling readers to system integrators who are in the business of designing and installing complete RFID systems for their customers.

Research and Development

Sirit conducts research and development activities at both its Morrisville, North Carolina and Carrollton, Texas facilities. Both locations focus on LF, HF and UHF developments. Examples of LF and HF products are proximity readers for integration in third-party equipment like hand-held scanners and printers, as well as OEM readers for auto-payment applications and closed-loop applications. UHF product development supports both Sirit's AVI market (Toll and PACS) as well as stationary readers and reader module developments targeted at the RFS markets.

Sirit's engineering strength is its ability to work with and respond on a timely basis to customer needs and translating this into products that meet or exceed these requirements. Sirit's development team consists primarily of internal staff that have a proven track record in the RFID industry.

Competition

Competition within the electronic toll collection market segment is based upon price, technical knowledge, provision of strong reference accounts and customer service.

Sirit's competitors in the market for electronic toll collection systems include systems integrators and manufacturers. These companies include manufacturers such as Transcore and Mark IV Industries, Inc., and systems integrators such as Raytheon Transportation Management Systems and UTC Inc. who can implement competitive RFID systems as part of an overall systems integration contract.

Sirit's competitors in the RFID reader marketplace for RFS applications are companies that have both a fundamental understanding and practical experience involved with designing, manufacturing and deploying this technology. Primary competitors include Symbol Technologies (recently purchased by Motorola), Intermec, Impinj, Thingmagic and Alien Technologies.

Intellectual Property

Sirit relies on a combination of trade secret laws, license agreements and patents to protect proprietary rights in its products and technology. The source code for Sirit's products and technology are protected as trade secrets in its licensing agreements with customers and partners.

Sirit has the rights to certain intellectual property, including patents, copyrights, know-how and trade secrets that are owned or licensed by Texas Instruments used in the continued sales of the IDentity brand and Title 21 products. Sirit has filed over 20 patent applications with the U.S. Patent and Trademark Office and has 10 granted patents.

Outsourced Manufacturing

Substantially all of the Company's manufacturing activities are outsourced from a few qualified and reliable contract manufacturers based in the United States and Malaysia. Sirit tests all products prior to shipment to customers. Sirit maintains strong, long-standing relationships with its suppliers and has not experienced any product shortages or disputes with its suppliers that are out of the normal course of business. In the event that Sirit's third party manufacturers experience production problems or reach their capacity, Sirit believes that manufacturing could be switched to other manufacturers with minimal cost or disruption.

Facilities

Sirit operates primarily from three offices. The head office and related functions are located in Toronto, Ontario. The primary development and design teams are located in both Carrollton,

Texas and Morrisville, North Carolina. The Carrollton, Texas office also performs the assembly, distribution and sales activities.

Employees

As at December 31, 2007 Sirit had a total of fifty-two full-time employees. None of Sirit's employees are represented by unions; management considers its relationship with its employees to be very good. During 2007, Sirit made greater use of contract employees. As of the year ended December 31, 2007, Sirit is utilizing up to 15 such contractors in all areas of the operations, in addition to its full-time employees.

PORTFOLIO INVESTMENTS BUSINESS SEGMENT

At December 31, 2007, Sirit has divested of all of its remaining minority interest investments in private U.S. companies (2006 - owned two minority interest investments totalling $849 thousand).

RISK FACTORS

The following risk factors could each have a material adverse effect on the Company's business, financial condition and results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Ability to Achieve Commercialization on a Timely Basis

Sirit's success will depend, to a great extent, on its ability to achieve commercial sales of products incorporating its RFID technology on a timely basis. There can be no assurance that Sirit's technology and products based on such technology will achieve commercial acceptance on a timely basis or that, if market acceptance is achieved, Sirit will be able to maintain such acceptance for a significant period of time. Failure to obtain commercial sales, or to achieve commercial sales on a timely basis, would have an adverse impact on Sirit's financial condition and its ability to sustain its operations.

Ability to Achieve Commercial Acceptance

Sirit's targeted end-users will be required to make significant investments in their business processes and systems in order to achieve the intended benefits associated with RFID technology. There is no assurance that targeted end-users will be willing to make these investments and adopt RFID technology or, if they are, that they will choose Sirit's RFID products and services. Although development of Sirit's products has been largely completed, sales of some of Sirit's current products, which to date have been primarily for evaluation and pilot testing purposes, have yielded inconsistent revenues. There is no assurance that all of Sirit's products will achieve commercial acceptance.

RFID Market Evolution

Future revenue generation and profitability will depend on the adoption rate of RFID both in the supply chain as well as in other verticals and the Company's ability to effectively respond to the changing demands of an emerging market. As with any emerging technology such as RFID, adoption rates have been slow on initial introductions of technological advancements. While EPC has recently released finalized protocols and standards primarily for open loop UHF supply chain management applications, this initial introductory phase has been met by the industry with hesitation as extensive testing and piloting continues to be the norm. Sirit has been able to effectively weather this slow transition period with its recurring AVI revenue stream providing cash to support operations. Renewed efforts to both grow the AVI vertical as well as expand into new closed loop and emerging verticals will position Sirit to take advantage of future high growth opportunities.

Dependence on Market Growth

Sirit is dependent upon growth in the market for RFID products. There are a number of impediments to broader adoption of RFID technology including: (1) the cost of implementing a fully functional RFID system which, in addition to the cost of tags, includes the cost of readers and the supporting infrastructure and software required to manage RFID data; (2) the use of different frequencies in different geographic areas could impair the adoption of or growth of the use of RFID technology by global customers; (3) the limited read range of low-cost tags makes them unsuitable for certain uses; (4) potential inaccuracy in RFID data caused by interference from other tags and/or readers or from other wireless devices and industrial equipment, or proximity to liquids or metals; and (5) concerns regarding the privacy of consumers who have purchased tagged items.

Strategic Partnerships

Sirit is focusing current sales and marketing efforts on establishing, formalizing and maintaining long-term strategic relationships. These relationships will enable Sirit to act in a timely manner in response to customers' changing requirements. The establishment of these relationships is one of the key inputs to generating revenue growth for the Company. Should these partnerships not materialize in a timely manner, this may negatively impact Sirit's ability to gain market share and achieve growth targets in the future. A key strategic focus is to continue to develop new relationships and nurture those already established.

Dependence on Resellers and Distributors

Sirit intends to achieve some of its sales through value-added resellers and distributors. Reliance upon third-party distribution sources subjects Sirit to risks of business failure by such value-added resellers and distributors, as well as credit, inventory and business concentration risks. In addition, if there is a shortfall in demand from third-party distribution sources, Sirit's operating results may be negatively affected.

Dependence on Customers

Sirit is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. In fiscal 2007, two customers accounted for approximately 25.7% and 14.7% of total consolidated revenues. If any significant customer discontinues its relationship with Sirit for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on Sirit's business, operating results and financial condition.

New Product Introduction / Technology Risk

Sirit's development process makes use of the optimal mix of strong internal engineering talent as well as external consultants and developers. The process of developing technology from concept stage through design to final production involves time to complete proper testing, redesigning, standards approvals and conversion to production. Unexpected testing results or performance irregularities are the norm in a development process and can result in new product offerings being deferred beyond projected timeframes. Management continually assesses market demands and attempts to mirror those demands with internal development initiatives. The risk of not developing and introducing reliable product on a timely basis into customer tests or pilots presents one of the greatest risks to Sirit. Sirit can mitigate this risk through its product development plan, continuous communications with customers and partners, assessment of market trends, and participation in standards development groups such as EPC and the DSRC development group.

Volatility of Research and Development

Sirit is active in the research and development of new products and technologies. Sirit's research and development efforts may not lead to the successful introduction of new or improved products and Sirit may encounter delays or problems in connection with its research and development efforts. New products may take longer to develop, have greater or fewer features than originally considered desirable and achieve higher cost targets than initially estimated. There may be delays in starting volume production of new products and new products may not be commercially successful. Products under development are often announced before being available and these announcements may cause customers to delay purchases of existing products until the new or improved versions of those products become available. Delays or deficiencies in development, manufacturing, delivery of or demand for new products or higher cost targets may have a material adverse effect on Sirit's business, financial condition and results of operations.

Complexity of Products

Many of Sirit's new products and products under development are highly complex and innovative. As a result, they may contain defects or errors that are detected only after installation into its customers' systems which could have a negative impact on Sirit's future revenues and its ability to meet its projections.

Management of Expanding Operations

If Sirit achieves significant commercial sales of its products, it will be required to expand its operations rapidly, which will place significant demands on Sirit's managerial, operational and financial personnel and systems. There can be no assurance that Sirit's systems, procedures, controls and existing facilities will be adequate to support expansion of Sirit's operations. Sirit's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting systems. If Sirit is unable to respond to and manage changing business conditions, the quality of Sirit's products and services, its ability to retain key personnel and its results of operations could be materially adversely affected.

Profitability and Cash Flow Requirements

The Company does not expect it will achieve a profitable level of sales volumes in 2008. Revenue growth during 2008 is anticipated, however recurring large volume orders are not expected until pilot projects are converted into full scale RFID implementations. Sirit believes that at current operating levels, it has sufficient cash and liquidity to support its ongoing requirements for the next twelve months and beyond. However, there is the possibility that other unanticipated events may impact the Company's cash position.

Fluctuations in Quarterly Financial Results

Our revenues, gross margin and earnings may vary from quarter to quarter. Quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock. In addition, the financial markets have experienced significant price and volume fluctuations that have often been unrelated to the operating performance of these companies. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Staff Retention

In an expanding market where innovation, new product development and customer support require specialized technical knowledge, there is an increased demand for skilled resources. The Company attempts to maintain market accepted remuneration levels and continuously seeks to complement strategic needs with a qualified workforce. Sirit faces the risk of not being able to meet increasing market expectations or face the loss of current employees to competitors, customers or suppliers. The Company attempts to manage this risk of loss through communication of corporate goals and strategy, individual contribution to achieve these goals as well as remuneration emphasizing longer-term commitment to the Company.

Competition

The principal competitive factors affecting the market for Sirit's products include vendor and product reputation, expertise and experience in implementing products in the customer's industry sector, product architecture, functionality and features, cost of ownership, ease and speed of implementation, customer support, product quality, price and performance and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, Sirit believes it must continue to respond promptly and effectively to technological change and competitors' innovations.

Current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than Sirit. There can be no assurance that Sirit's current or potential competitors will not develop products comparable or superior in terms of price, performance or other factors to those developed by Sirit. In addition, there can be no assurance that Sirit will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that it will be able to compete successfully in the future. Increased competition may result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which may adversely affect the Company's ability to reach its financial and business goals.

Competitive Pricing

Recurring toll revenue is generated through successful bids in a competitive tender process. Sirit won all bids submitted for transponder contracts in 2006 and 2007. In order to procure these results and secure long-term contracts in a competitive environment, price concessions are required. While volumes of sales are expected to increase with increased number of cars as well as increasing penetration within the existing driving population on toll highways, revenue growth and gross profit will be at risk due to lower sales price per tag. Sirit is mitigating some of this risk by constantly seeking ways to reduce product costs including purchasing parts in bulk and manufacturing products overseas. Although Sirit continues development efforts aimed at lowering costs to build products, there is no guarantee that Sirit will be able to maintain competitive pricing.

Intellectual Property Rights

Sirit's success and competitiveness substantially depends on its internally-developed proprietary technologies which are protected through trade secrets, trademarks, copyrights and patents. Patent applications and trademark registrations may not be approved, or, if approved, may be challenged by third parties or invalidated. In addition, patents granted to Sirit may not provide a distinctive or enduring competitive advantage.

Sirit is also dependent on proprietary technologies licensed from third parties. There can be no assurance that these third party licenses will continue to be available to Sirit in the future or that they will not be successfully challenged by third parties.

From time to time, third parties may assert claims or initiate litigation against Sirit alleging that Sirit's products infringe upon their proprietary rights and Sirit may become increasingly subject to claims of infringement or misappropriation of the intellectual property rights of others. In addition, Sirit may in the future initiate claims or litigation against third parties for infringement of its proprietary rights. Litigation claims, with or without merit, could be time-consuming and costly, divert management's attention, cause product shipment delays, and require Sirit to develop non-infringing technology or enter into royalty or licensing agreements. Such agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on Sirit's business, financial condition and results of operations.

Sirit may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of its rights may be ineffective in such countries. Litigation to defend and enforce its intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Sirit's business, financial condition and results of operations, regardless of the final outcome of such litigation. Despite Sirit's efforts to safeguard and maintain its proprietary rights in Canada, the United States and abroad, there can be no assurance that it will be successful in doing so, or that the steps taken by Sirit in this regard will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from copying or otherwise obtaining and using its products or technology. Any of these events could have a material adverse effect on Sirit's business, financial condition and results of operations.

Integration of Acquisitions

Sirit will continue to investigate new opportunities that may arise to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to Sirit's current business. These activities create risks such as the need to integrate and manage the businesses and products acquired with the business and products of Sirit, additional demands on Sirit's management, resources, systems, procedures and controls, disruption of Sirit's ongoing business, and diversion of management's attention from other business concerns. Such acquisitions, investments or other business collaborations may involve significant commitments of financial and other resources of Sirit. Any such activity may not be successful in generating revenue, income or other returns to Sirit, and the financial or other resources committed to such activities will not be available to Sirit for other purposes. Sirit's inability to address these risks could negatively affect Sirit's operating results.

Dependence on Third Party Manufacturers

Sirit outsources the manufacturing of its products to third party contract manufacturers. If these third party manufacturers are unable to either deliver on a timely basis or produce high quality products, customer relationships and future sales orders may be adversely impacted.

Government Regulation

The Company is subject to regulatory changes in each of the jurisdictions it serves. The RFID market may be subject to further regulation due to concerns over consumer privacy. As the introduction of RFID tracking technology has become more public, various consumer privacy groups including Consumers Against Supermarket Privacy Invasion and Numbering have protested item tagging. Although these protests are geared more towards post-purchase tagging rather than warehouse tracking, the industry needs to be prepared to face opposition in the years to come as the use of RFID technology expands.

Foreign Exchange Fluctuations

As Sirit continues to purchase and sell product in various currencies, maintain international locations and employ staff in various countries, Sirit will be subject to foreign exchange risk. While the majority of revenue and a large portion of operating expenses are incurred in US Dollars resulting in an almost natural hedge position, fluctuations between the Canadian and US Dollar will impact financial results which are reported in Canadian Dollars. Sirit does not enter into any foreign currency hedging or other similar contracts and has no plans to enter into these forms of financial instruments in the next year.

Dividend Policy

No dividends on the Common Shares have been paid by Sirit to date. Sirit anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Sirit does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Sirit's board of directors after taking into account many factors, including Sirit's operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of Sirit also serve as directors and/or officers of other companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Sirit will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sirit and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Yukon) and other applicable laws.

Dilution to Sirit Shareholders

As of the date of this Annual Information Form 145,703,308 Common Shares were outstanding. The Company also had outstanding options to purchase an additional 7,707,683 Common Shares at prices ranging from $0.13 to $1.43 per share with expiry dates ranging from May 23, 2008 through August 13, 2014. During the life of the options, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. Sirit's ability to obtain additional financing during the period such options are outstanding may be adversely affected and the existence of such options may have an adverse effect on the price of the Common Shares. The holders of the options may exercise such securities at a time when Sirit would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding options.

The increase in the number of Common Shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares. In addition, as a result of such additional Common Shares being issued, the voting power of the Company's existing shareholders will be diluted.

Product Liability and other Claims related to its Customers' Business Operations

Many of Sirit's products will be critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system or any intellectual property infringement claims against Sirit by third parties could result in a claim for substantial damages against Sirit by its customers, regardless of its responsibility for the failure or for the alleged intellectual property infringement. There can be no assurance that Sirit's customer contracts will protect it in the event of any such claim. In addition, although it maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage.

Future Need for Capital and Uncertainty of Additional Financing

Sirit may need to raise funds through public or private debt or equity financing in the event that its estimates of capital requirements change or prove inaccurate, or to enable the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to Sirit, or at all. If adequate funds are not available or are not available on acceptable terms, Sirit may not be able to continue its technological development or take advantage of market opportunities to develop new products or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on Sirit's business, financial condition and results of operations.

Market Price of Company's Common Share may be Volatile

The market price of the Company's outstanding common shares in the past has been and may in the future be volatile due in part to highly volatile markets. Wide fluctuations in the market price could occur due to a variety of reasons including, but not limited to, quarter-to-quarter variations in operating results, news announcements by the Company or its competitors and entering into or failing to enter into material contracts or orders.

Safety Risk

RFID products emit electromagnetic radiation which may result in various safety and health issues. The Company's products only emit low levels of this radiation and operate within all safety regulatory limits. When used properly, Sirit's products do not, to its knowledge, pose any health risk. However, there can be no assurance that Sirit's products will not become the subject of safety concerns in the future. If safety concerns were to arise in the future, this could have an adverse effect on the Company's business and results of operations.

DIVIDENDS

The Company has not paid and does not intend in the foreseeable future to pay any dividends on its Common Shares and has no dividend policy in regard to the payment of dividends to Common Shares. Sirit intends to retain its earnings in order to fund the anticipated growth in the

RFID business. The Series A Shares are entitled to receive fixed cumulative preferential cash dividends at the rate of 7.5% per annum, however, there were no Series A Shares issued and outstanding as at December 31, 2007.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and 100,000,000 Preferred Shares. As at the date hereof 145,703,308 Common Shares and nil Preferred Shares were outstanding.

Common Shares

Holders of Common Shares are entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them. Common shareholders are entitled to receive the remaining property and assets of the Company in the event of dissolution, subject to the rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares.

Preferred Shares

The Preferred Shares are non-voting and are issuable in series, of which the first series, consisting of 6,500,000 shares, is designated as Series A Shares. The Series A Shares are entitled to receive fixed cumulative preferential cash dividends at the rate of 7.5% per annum. In the event of dissolution, the Series A shareholders are entitled to repayment of capital and any arrears of cumulative preferential dividends before any amount is paid or any property or assets of the Company are distributed to Common shareholders or any other class or series ranking junior to the Series A Shares.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "SI". The following table sets forth the price ranges and volume traded of the Common Shares on a monthly basis for the year ended December 31, 2007:

	High	Low	Volume
January	$ 0.25	$ 0.18	11,113,100
February	0.33	0.24	10,020,100
March	0.31	0.23	3,787,000
April	0.28	0.23	2,276,700
May	0.36	0.23	15,504,000
June	0.42	0.32	10,952,800
July	0.52	0.40	14,314,700
August	0.50	0.34	6,422,900
September	0.39	0.33	3,869,400
October	0.37	0.32	3,209,000
November	0.36	0.25	6,066,900
December	0.27	0.22	2,396,100

On March 14, 2008, the closing price of the Common Shares was $0.28.

DIRECTORS AND OFFICERS

The articles of the Company require a board of directors consisting of not less than three and no more than 15 directors, at least two of whom are not officers or employees of the Company. The term of office for each director elected at an annual general meeting of the Company's shareholders is until the next annual general meeting of the Company's shareholders or until the director resigns or is removed. The next election of directors is scheduled for April 24, 2008 at the annual general meeting of the Company's shareholders. The Company does not have an executive committee of the board of directors.

The following table sets forth the names, province/state and country of residence of the directors and executive officers of the Company, their positions held with the Company and their principal occupations as at December 31, 2007:

Name, Province/State and Country of Residence	Positions Held	Director Since	Present Principal Occupation
Norbert Dawalibi Ontario, Canada	President, Chief Executive Officer & Director	2005	President and Chief Executive Officer of Sirit
Robert G. Beauchemin(3)(4) Ontario, Canada	Director	2007	President & Chief Executive Officer of RGB Global Management Consulting
Cal Haverstock (1)(2)(3) Ontario, Canada	Director	2005	President of Haverstock Associates Inc.
Howard Johnson (1)(2)(4) Ontario, Canada	Director	2006	Partner with Campbell Valuation Partners Limited
George C. McKinnis (3) New York, U.S.A.	Director	2001	Founding and Managing Partner, McKinnis Law Offices
Arthur Mesher Ontario, Canada	Director	2005	Chief Executive Officer of The Descartes Systems Group Inc.
Richard I. Segal (1)(2)(4)(5) Ontario, Canada	Director	2003	Principal and General Partner, J.L. Albright Venture Partners
Anastasia Chodarcewicz Ontario, Canada	Chief Financial Officer & Corporate Secretary		Vice President Finance, Chief Financial Officer and Corporate Secretary of Sirit
Bruce Roesner North Carolina, U.S.A.	Chief Technology Officer & Vice President, Engineering		Chief Technology Officer and Vice President, Engineering of Sirit

Donald Bergeron Texas, U.S.A.	Vice President, Operations	Vice President, Operations of Sirit
John A. Freund Ontario, Canada	Vice President, Automatic Vehicle Identification Solutions	Vice President, Automatic Vehicle Identification Solutions of Sirit
Chris Leong New York, U.S.A.	Vice President, NFC and Contactless	Vice President, NFC and Contactless of Sirit
Tony Sabetti Texas, U.S.A.	Vice President, RF Solutions	Vice President, RF Solutions of Sirit

NOTES:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Investment Committee.

(5) Mr. Segal is the nominee of the Company's significant shareholder, J.L. Albright III Venture Fund.

The principal occupations, businesses or employments of each of the directors and executive officers of the Company within the past five years are disclosed in the brief biographies set forth below:

Norbert Dawalibi – Mr. Dawalibi has been President and Chief Executive Officer of the Company since June 1, 2005. From 2001 to 2004, Mr. Dawalibi was the Vice President, Marketing Strategy and then President and Chief Executive Officer of Psion Teklogix. Psion Teklogix is a $300 million company and global provider of solutions for mobile computing, wireless data collection and RFID. From 2000 to 2001, Mr. Dawalibi was the President and Chief Executive Officer of Rhythms Canada. In addition to his deep understanding of RFID technology and markets, Mr. Dawalibi is a proven and skilled manager with a solid background in sales and marketing resulting from his 24 years at IBM where he progressed through increasingly executive roles in Canada and the U.S., including managing marketing for IBM Systems in the Americas and leading sales operations generating in excess of $1 billion in revenue.

Robert G. Beauchemin – Since 2005, Mr. Beauchemin has been the Chief Executive at RGB Global Management Consulting, a firm providing senior management advisory services to Boards of Directors, Presidents and Chief Executive Officers. Previously, Mr. Beauchemin was chief executive of Polyplan Technologies (2002-2005, a Manufacturing Process Management software developer; CNC Global (2000-2002), a North-American Information Technology contract consulting and staffing company; as well as J.D. Edwards Canada (1999-2000) and SAP Canada (1997-1998), both global leaders in Enterprise Resource Planning software.

Cal Haverstock – Since 1996, Mr. Haverstock has been President of Haverstock Associates Inc., a consulting company dedicated to turnarounds, executive coaching and Boards of Directors.

Most recently, he was President and CEO of Playdium Corporation which was sold in January of 2007. Mr. Haverstock is a member of the Institute of Corporate Directors and has completed the Rotman School of Business Corporate Directors Program.

Howard Johnson – Since 1996, Mr. Johnson has been a partner at Campbell Valuation Partners Limited, a firm specializing in business and intangible asset valuations and damages quantification. Since 2005, Mr. Johnson has also been President of Veracap Corporate Finance Limited, an affiliate of Campbell Valuation Partners Limited, a firm which specializes in acquisitions and divestitures, private equity financing, succession planning and shareholder value enhancement services.

George C. McKinnis – Since 2001, Mr. McKinnis has been a director of the Company since it was *i*Tech Capital Corporation, which after the acquisition of Sirit Technologies Inc. changed its name to Sirit Inc. Mr. McKinnis practices law in New York State and Connecticut with offices in New York City, Bronxville, New York and Shelton, Connecticut. Mr. McKinnis concentrates in representing high technology companies and has aided as a principal and as a lawyer in multiple technology startups, two of which are at present public companies. Prior to returning to private practice, he was for fourteen years a member of the Legal Department of ITT Corporation in New York City concentrating in the overseas aspects of the telecommunications industry and was General Counsel of ITT's central telecommunications laboratories and chief Headquarters counsel for its computer and software companies. Prior to ITT he was a Vice President and General Counsel of Deltec Banking Corporation, an Anglo-American merchant bank in Nassau, Bahamas, and was with Chadbourne & Parke in New York City. He has for 14 years been the Magistrate for his community - Bronxville, NY. Mr. McKinnis has a BA from Oklahoma University and a JD from Michigan Law School.

Arthur Mesher – Since 2004, Mr. Mesher has been the Chief Executive Officer of the Descartes Systems Group Inc., a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. From 1998 to 2004, Mr. Mesher was the Executive Vice President Strategic Development at Descartes. Prior to this, Mr. Mesher launched Integrated Logistic Strategies Services for the Gartner Group building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research where he helped numerous multinational companies develop and deploy emerging technology based supply chain strategies. Mr. Mesher also serves as a director for Descartes Systems Group Inc.

Richard I. Segal – Prior to joining J.L. Albright Venture Partners ("JLA") in March 2001, Mr. Segal was President and Chief Executive Officer of Microforum, from July 2000 to June 2001 and prior thereto, from 1997 to June 2000, was President and Chief Operating Officer of Chapters Online Inc. Prior to joining Chapters Online Inc., Mr. Segal worked at Microsoft Corporation in Redmond, Washington from 1992 until 1996 with his most recent position at the company being the Director of technical services for the Internet Customer Unit. Mr. Segal is also the author of four books on Network Management and Windows software development. Mr. Segal also serves as a director of Genesis TP Inc. and Truition Marketplace Solutions.

Anastasia Chodarcewicz joined Sirit in February 2003 as Vice President of Finance and was appointed Chief Financial Officer and Corporate Secretraty in November 2003. From January 1995 through January 2003, Miss Chodarcewicz was with PricewaterhouseCoopers LLP, in various departments including audit, mergers and acquisitions and litigation support, reaching the position of Director.

Bruce Roesner prior to joining Sirit as Chief Technology Officer in October 2006, was an entrepreneur and technologist in the domains of IC design and RFID from 1982 to 2005. He was the founder of a number of technology companies including Instant Circuit Holdings, SCS Corporation and ClarIDy Solutions.

Donald Bergeron joined the Company with the acquisition of the TIRIS division from Texas Instruments in 1998 previously spending 18 years at Texas Instruments where he held numerous managerial positions. During his last four years at Texas Instruments, Mr. Bergeron served as TIRIS North American Operations Manager.

John A. Freund joined Sirit in September of 2001 as Director of Customer Operations and was appointed to the role of Vice President in April 2002. Prior to this, Mr. Freund spent 6 years with Xerox Business Services in a variety of progressive sales and operational management positions.

Chris Leong consulted for the Company since November 2002 and joined Sirit in June 2003. He currently holds the position of Vice President NFC and Contactless. Prior to this, Mr. Leong was a Senior Associate with Argentum Capital Partners and an analyst with Lehman Brothers Merchant Banking Partners.

Tony Sabetti joined Sirit in September 2006 as Vice President RF Solutions. Prior to this, Mr. Sabetti was Director of UHF Retail Supply Chain Solutions for Texas Instruments RFid Systems, where he lead the development and launch of TI's UHF EPC-compliant products.

As at December 31, 2007 and the date hereof the Company's directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 30,580,410 Common Shares representing approximately 20.9% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

The Company's Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee's charter sets out its responsibilities and duties and procedures for reporting to the Company's board of directors. A copy of the charter is attached hereto as Exhibit A. Qualifications for Audit Committee membership and procedures for committee member removal and appointment remain with the board of directors. These procedures are specifically detailed within the charter.

The members of the Company's Audit Committee as at December 31, 2007 were Mr. Howard Johnson (Chairman), Mr. Cal Haverstock and Mr. Richard I. Segal. Each of Messrs. Johnson, Haverstock and Segal are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). In addition to being independent directors as described above, all members of the Company's Audit Committee must meet an additional "independence" test under MI 52-110 in that, other than their directors' fees, an Audit Committee member, or their firms, cannot receive more than $75,000 in direct compensation from the Company during any 12 month period within the last three years and that they are not affiliated with the Company. The meaning of independence is specifically detailed within the charter.

The Audit Committee met four times during the financial year ended December 31, 2007 and all members were present at each meeting.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Howard Johnson – As President of Veracap Corporate Finance Limited and Partner with Campbell Valuation Partners Limited, Mr. Johnson has extensive experience with reviewing financial statements and understanding financial statement requirements. Mr. Johnson holds the designations of Chartered Accountant, Chartered Business Valuator and Certified Management Accountant.

Cal Haverstock – As past-President and Chief Executive Officer of Playdium Corporation, Mr. Haverstock has extensive experience with reviewing financial statements and understanding financial requirements of public companies.

Richard I. Segal – In his current position as Partner of J.L. Albright Venture Partners, Mr. Segal has been involved in numerous transactions with various companies and has extensive experience in reviewing financial statements and understanding financial statement requirements.

Pre-Approval Policies and Procedures

Inherent in the responsibilities of the Audit Committee are the responsibilities regarding the provision of non-audit services by the Company's external auditors. The Company practice requires senior management to report to the Audit Committee any provision of services by the auditors and requires consideration by the Audit Committee as to whether the provision of services other than audit services is compatible with maintaining the auditor's independence. All audit and non-audit related services are pre-approved by the Audit Committee. This practice is detailed within the charter.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company's external auditors, Deloitte & Touche LLP, for the financial year ended December 31, 2007 were $169,250 (December 31, 2006 – Deloitte & Touche LLP and PricewaterhouseCoopers LLP for a total of $158,900).

Audit-Related Fees

Audit-related fees billed by the Company's external auditors for the financial year ended December 31, 2007 were $3,500 (December 31, 2006 - $27,744). Audit-related fees in 2007 and 2006 relate to consultations regarding financial accounting and reporting matters.

Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by the Company's external auditors for the financial year ended December 31, 2007 and 2006 were nil.

All Other Fees

Other fees billed by the Company's external auditors for the financial year ended December 31, 2007 were nil (December 31, 2006 – $92,000). Other fees in 2006 relate to consultations regarding the short-form prospectus and business acquisition report filed in 2006.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In connection with the private placement of Common Shares with JLA, the Company granted JLA the right to appoint one member to the Company's board of directors and agreed to put forth such nominee for election at each annual meeting of shareholders of the Company so long as JLA continues to own at least 10% of the issued and outstanding Common Shares. The JLA nominee is Richard I. Segal who was appointed to the Company's board of directors on November 24, 2003.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer & Trust Company with its principal offices at 200 University Avenue West, Suite 400, Toronto, Ontario.

MATERIAL CONTRACTS

The Company does not have any material contracts, other than those entered into in the ordinary course of business, except the proposed acquisition of RSI ID Technologies, Inc. which is expected to close on our about April 1, 2008 as noted in the "Three Year History" section of this annual information form.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 14, 2008. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2007 which can be found at www.sedar.com and on the Company's website, www.sirit.com.

EXHIBIT A – AUDIT COMMITTEE CHARTER

1. ***Policy Statement***

It is the policy of Sirit Inc. (including its subsidiary or subsidiaries, the "Corporation") to establish and maintain an Audit Committee (the "Committee") to assist the directors (individually a "Director" and collectively the "Board") of the Corporation in carrying out the Board's oversight responsibility for the accounting and financial reporting practices of the Corporation and the audits of the Corporation's financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the systems of internal control; monitoring the Company's compliance with applicable requirements; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company's financial management.

2. ***Membership and Organization***

a. Composition: The Committee shall consist of two or more Directors appointed by the Board on recommendations of the Governance and Nominating Committee.

b. Appointment and Removal of Audit Committee Members: Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company's shareholders at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill a vacancy in the membership of the Committee.

c. Chair: The Board may appoint one member of the Committee to be the Chair of the Committee, or may delegate such authority to appoint the Chair of the Committee to the Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee's compliance with this charter, work with management to develop the Committee's annual work-plan and provide reports of the Committee to the Board.

d. Membership Requirements:

    i. Each member of the Committee must be a Director who is independent to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules and regulations, and stock exchange requirements (collectively "Applicable Laws"). In this Charter, the term "independent" has the meaning ascribed to such term by Applicable Laws, and includes the meanings given to similar terms by Applicable Laws.

ii. Each Member of the Committee must be, or must become, within a reasonable period of time after appointment, "financially literate," which qualification shall be determined by the Board. In addition, at least one Member of the Committee shall have accounting or related financial management background/experience.

e. External guests: At the invitation of the Committee, members of the Company's senior management and others may attend Committee meetings as the Committee considers necessary or desirable.

3. *Meetings of the Committee*

a. Meetings: The Committee shall convene as often as it deems necessary to fulfill its responsibilities, but at a minimum of four times each year at such time and place as may be acceptable to the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee or the Chief Executive Officer of the Corporation (the "CEO").

b. Notice: Notice of each meeting of the Committee shall be given to each member of the Committee, who shall each be entitled to attend each meeting of the Committee. Notice of a meeting of the Committee shall:

i. be in writing, which includes electronic communication facilities;

ii. state the nature of the business to be transacted at the meeting in reasonable detail;

iii. to the extent practicable, be accompanied by a copy of documentation to be considered at the meeting; and

iv. be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

c. Agendas: Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with Committee members, senior management and the external auditors.

d. Quorum: A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of important matters by all members of the Committee.

e. Participation: A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

f. Meeting Chair: In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

g. Minutes: Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair of the meeting and shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.

4. ***General Operating Provisions***

a. External Consultants: Subject to the oversight of the Governance and Nominating Committee, the Committee has the authority to retain independent consultants to assist the Committee in fulfilling its mandate.

b. Self Evaluation: The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively, and report its findings to the Governance and Nominating committee.

c. Extended Authority: The Committee shall, to the extent permissible by applicable requirements, have such additional authority as may be reasonably necessary or desirable, in the Committee's discretion, to exercise its powers and fulfill the duties under this Charter.

d. Committee Values: The Committee expects the management of the Corporation to operate in compliance with prudent corporate ethics, code of conduct and corporate practices; with laws and regulations governing the Corporation; and to maintain strong financial reporting and control processes.

e. Communications: The Chair (and others on the Committee) expects to have direct, open and frank communications throughout the year with management, other Committee Chairs, the external auditors and other key Committee advisors as applicable.

f. Committee Expectations and Information Needs: The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors a reasonable time in advance of meeting dates.

g. In Camera Meetings: As appropriate, the members of the Committee shall have the flexibility to meet in private session with the external auditors; with management and with the Committee members only.

h. External Auditors: The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Audit Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

5. ***Duties and Responsibilities of the Committee***

To fulfill its responsibilities and duties, the Committee shall:

a. Financial Reporting

i. review the Corporation's annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate, complete, represent fairly the Corporation's financial position and performance and are in accordance with Canadian generally accepted accounting principles ("GAAP") and report thereon to the Board before such financial statements are approved by the Board;

ii. review with management the financial statements of the Corporation's significant subsidiaries;

iii. receive from the external auditors reports, written or verbal, on their engagements related to the annual and quarterly financial statements;

iv. receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;

v. review and, if appropriate, recommend approval to the Board of news releases, if any, and reports to shareholders issued by the Corporation with respect to the Corporation's annual and quarterly financial statements;

vi. review and, if appropriate, recommend approval to the Board of prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar disclosure documents to be issued by the Corporation; and

vii. review and determine that adequate procedures are in place for the review of the Corporation's public disclosures of financial information extracted or derived from the Corporation's financial statements, other than public disclosures described in Subsection (vi), above, and periodically assess the adequacy of these procedures and report the results of such assessments to management and the Board.

b. Accounting Policies

i. review with management and the external auditors the appropriateness of the Corporation's accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto;

ii. obtain reasonable assurance that they are in compliance with Canadian GAAP and report thereon to the Board; and

iii. review with management and the external auditors the degree of conservatism of the Corporation's underlying accounting policies, key estimates and judgements and reserves.

c. Risk and Uncertainty

i. acknowledging that it is the responsibility of management to identify the principal business risks facing the Corporation and determine the Corporation's tolerance for risk, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

A. reviewing with management the Corporation's tolerance for financial risks;

B. reviewing with management its process for identifying significant risks facing the Corporation;

C. reviewing with management its assessment of the significant financial risks facing the Corporation;

D. reviewing with management the Corporation's policies and any proposed changes thereto for managing those significant financial risks; and

E. reviewing with management its plans, processes and programs to manage and control such financial risks;

ii. ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset values and review such policies and procedures periodically;

iii. review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion;

iv. review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments;

v. review the adequacy of insurance coverage maintained by the Corporation;

vi. review regularly with management, the external auditors and the Corporation's legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these matters have been disclosed in the financial statements; and

vii. work with the Corporation's Governance Committee should a violation of the Corporation's financial policies and practices be brought to the attention of the Audit or Governance Committees. This will require aiding the Governance Committee in investigating and, in cooperation with legal counsel for the Corporation recommend corrective action to the Board and to management.

d. Financial Controls and Control Deviations

i. review the plans, if any, of the external auditors to gain reasonable assurance that the combined evaluation and testing of internal financial controls is sufficient, coordinated and cost-effective; and

ii. receive regular reports from management, the external auditors and its legal department on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereto.

e. Compliance with Laws and Regulations

i. review regular reports from management and others (e.g. external auditors and external legal counsel) with respect to the Corporation's compliance with laws and regulations having a material impact on the financial statements including:

A. tax and financial reporting laws and regulations;

B. legal withholding requirements;

C. environmental protection laws and regulations; and

D. other laws and regulations which expose directors to liability;

ii. review the status of the Corporation's tax returns and those of its subsidiaries.

f. Relationship with External Auditors

i. recommend to the Board the nomination of the external auditors;

ii. approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter;

iii. review the performance of the external auditors annually or more frequently as required;

iv. receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client;

v. receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Corporation;

vi. review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit and the materiality levels which the external auditors propose to employ;

vii. obtain satisfactory comfort that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee;

viii. establish effective communication processes with management and the Corporation's external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee;

ix. oversee the work of an external auditor that is engaged for the purpose of issuing an auditor's report or performing other audit reviews or attest services for the Corporation;

x. approve all services requested of outside auditors, whether in connection with financial reporting or non-auditing services; and,

xi. resolve disputes between external auditors and management regarding financial reporting.

g. Other Responsibilities

i. periodically review the form, content, level of detail of financial reports to the Board;

ii. at least annually ensure the reasonableness of the expenses of the Chief Executive Officer;

iii. after consultation with the Chief Executive Officer and the external auditors, gain reasonable assurance, at least annually, of the quality and sufficiency of the Corporation's accounting and financial personnel and other resources;

iv. review in advance new appointments of the Corporation's senior financial executives;

v. investigate, and report to the Board on, any material issues brought to the attention of the Committee by the Corporation's employees, shareholders, lenders, regulatory authorities or other parties, that fall within the scope of the Committee;

vi. investigate any matters that, in the Committee's discretion, fall within the Committee's duties;

vii. perform such other functions as may from time to time be assigned to the Committee by the Board; and,

viii. review and approve the Corporation's hiring practices and policies regarding former partners and employees of the present or former external auditors for the Corporation.

h. Accountability

i. review and update this Charter on a regular basis for approval by the Board;

ii. from time to time, as requested by the Board, disclose its mandate and this Charter in the Corporation's statement of corporate governance practices; and

iii. review the description of the Committee's activities as set forth in the Corporation's statement of corporate governance practices.

6. *Reporting to the Board*

a. The Chair shall report to the Board on material matters arising at Committee meetings and, where applicable, shall present the Committee's recommendations to the Board for its approval.

b. After each meeting of the Committee, the Chair shall report to the Board on matters considered by the Committee.

7. *Currency of the Committee Charter*

This Charter was enacted by the Board of Directors on July 18, 2007.

END